FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ATTRIBUTABLE PRODUCTION UP 13 PER CENT TO 898,000 OUNCES
JOHANNESBURG. 5 August 2010, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the June 2010 quarter of
R900 million compared with earnings of R316 million and a loss of R293 million in the March 2010 and the June 2009 quarters respectively. In
US dollar terms net earnings for the June 2010 quarter were US$120 million, compared with earnings of US$44 million and a loss of US$29 million for the March 2010 and June 2009 quarters respectively.
June 2010 quarter salient features:
•    New production record for Tarkwa at over 200,000 ounces for the quarter;
•    Total cash cost down 2 per cent from R169,538 per kilogram (US$703 per ounce) to R166,215 per kilogram (US$688 per ounce);
•    Notional cash expenditure down 3 per cent from R241,860 per kilogram (US$1,003 per ounce) to R235,223 per kilogram (US$974 per ounce);
•    NCE margin doubled from 9 per cent to 18 per cent;
•    Net debt down to R4.7 billion (US$620 million) from R6.1 billion (US$829 million).
A final dividend of 70 SA cents per share is payable on 30 August 2010, giving a total dividend for financial 2010 of 120 SA cents per share.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
“Safe production remains a key priority for the Group and I deeply regret to report three fatal accidents at the South African operations during the quarter. The fatality rate and the serious injury frequency rate reduced year-on-year by 15 per cent and 20 per cent respectively.
F2010 has been the best safety year ever, and our focus will now be on behavioural change, with no let-up in our efforts to create a safe working environment.

The financial highlight of the June quarter was Gold Fields’ ability to generate R1.8 billion in cash, in line with our strategic focus on controlling the all-in cost of production, i.e. notional cash expenditure
(NCE), and as a consequence increasing free cash flow.

Attributable Group production for the quarter amounted to 898koz, 13 per cent higher than the previous quarter. Production from the South
Africa region increased by 23 per cent to 488koz, with significant improvements at all the South African mines. Particularly pleasing was the performance at Tarkwa in West Africa, which increased production by 16 per cent to 200koz for the June quarter, a new record from this mine. St. Ives also had a strong production quarter, reflecting an excellent performance from the underground operations.

In the June quarter South Deep achieved record production levels since becoming a fully mechanised mine. South Deep’s production has increased by 52 per cent year-on-year, achieving annual production of
265koz. South Deep will seek to build on this momentum as it progresses towards full annual production of between 750koz and
800koz by the end of 2014. The South African Department of Mineral
Resources has approved the conversion of the South Deep old order mining right into a new order mining right, which includes an additional portion of ground known as Uncle Harry’s, which is contiguous to South
Deep. This, together with the previous conversions for Driefontein,
Kloof and Beatrix granted in 2005, means that all of Gold Fields’ South
African operations have now been granted their new order mining rights.
In addition, we are finalising three further empowerment transactions that will assist in achieving our 2014 ownership target. These deals include an Employee Share Option plan for 10.75 per cent of GFIMSA, a broad-based Black Economic Empowerment transaction for 10 per cent of South Deep and a broad-based Black Economic Empowerment transaction for 1 per cent of GFIMSA, excluding South Deep.

Growth projects continue to make good progress. Exploration drilling has led to an increase in indicated and inferred Mineral Resources at the Hamlet deposit at St Ives, which is now reported at 1 million ounces. After Athena, Hamlet is the second major discovery in the developing Argo-Athena camp in the last two years, amid extensive investment in the St Ives’ near-mine exploration programme. At
Athena, good progress has been made in decline development, which is on track to achieve first production at this new underground mine by
December 2010.

At the Chucapaca project in Peru, Gold Fields, together with our joint venture partner Buenaventura, announced an initial resource estimate of 5.6 million gold equivalent ounces at the Canahurie discovery, with mineralisation potential beyond the extent of the current drilling. A pre-
feasibility study has commenced together with a new round of in-fill and step-out drilling.

During the quarter we also announced a change in leadership at Gold
Fields. After a long and outstanding career, during which he served
Gold Fields with distinction in various capacities, Alan Wright will retire as chair and director of Gold Fields at the Annual General Meeting in
November 2010. It is proposed that he be replaced as chair by prominent businesswoman and activist, Dr. Mamphela Ramphele, who was appointed as director and deputy chair with effect from 1 July
2010. As we continue on our path towards being the world’s leading sustainable gold producer, we look forward to Dr. Ramphele’s contribution, leadership and wealth of experience.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR92.90 – ZAR108.31
- at end June 2010
705,903,511
Average Volume - Quarter
2,386,598 shares / day
- average for the quarter
705,826,038
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$12.55 – US$14.15
ADR Ratio
1:1
Average Volume - Quarter
5,855,230 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS Q4 F2010
Forward Looking Statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and
Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations;
inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Health and safety

We deeply regret to report that three fatal accidents occurred at the
South African operations during the quarter. Despite these three accidents, which all occurred at Kloof, Group safety metrics continued
to improve. The Group’s fatal injury frequency rate for the June quarter was 0.07. The lost time injury frequency rate was 4.67, the serious injury frequency rate 2.30 and the days lost injury frequency rate 206.

The total number of fatalities decreased from 21 in financial 2009 to
18 in financial 2010. As a result the fatality injury frequency rate reduced by 15 per cent from 0.13 in financial 2009 to 0.11, the lost day injury frequency rate reduced by 6 per cent from 4.35 to 4.07 and the serious injury rate reduced by 20 per cent from 2.82 to 2.26.

Safe production remains our number one priority and is the driving force behind the Group pursuing our number one value of “if we cannot mine safely, we will not mine”. Our focus for financial 2011 will be on five key elements:
i.    Behavioural based change, which is absolutely critical in
       achieving further improvements
ii.   Embedding visible felt leadership throughout the organisation
iii.   Eliminating the occurrence of repeat accidents
iv.  Ensure the full integration of our Safe Production Management
       System
v.   Engineering out the risks to reduce accidents relating to tramming and material handling.

It is pleasing to note that our Agnew operation in Australia managed to produce for a full year without a lost time injury. For the entire financial year Cerro Corona in South America also produced without a lost time injury, while Damang had three consecutive quarters without a lost time injury. These achievements indicate that our absolute focus on safety is bearing fruit.
Financial review
Quarter ended 30 June 2010 compared with
quarter ended 31 March 2010
Revenue
Attributable gold production for the June 2010 quarter amounted to
898,000 ounces compared with 793,000 ounces in the March quarter.
At the South African operations, production increased from 395,000 ounces to 488,000 ounces due to the return to more normal
production levels after the negative impact of safety related stoppages and the extended Christmas break in the March quarter.
Attributable gold production at the West African operations increased by 14 per cent from 161,000 ounces to 183,000 ounces. Attributable equivalent gold production at the South American operation
decreased by 12 per cent from 89,000 ounces to 78,000 ounces. At the Australian operations, gold production increased marginally from
148,000 ounces to 149,000 ounces.

At the South African operations, gold production in the June quarter at
Driefontein, Kloof and Beatrix was 26 per cent, 31 per cent and 11 per cent higher than the March quarter at 5,783 kilograms, 4,369
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
Year ended
Quarter
Quarter
Year ended
June
2009
June
2010
June
2009
March
2010
June
2010
Key statistics
June
2010
March
2010
June
2009
June
2010
June
2009
106,186
108,765
28,171       24,690       27,929   kg
Gold produced* oz (000)
898
793           906
3,497
3,414
149,398
157,360     140,916     169,538      166,215  R/kg                 Total cash cost                  $/oz
688
703           512
646
516
221,153
224,979     203,042     241,860      235,223  R/kg
Notional cash expenditure $/oz
974
1,003           738
923
763
52,907
56,702
13,581       14,263 14,863 000                             Tons milled                      000
14,863
14,263       13,581
56,702
52,907
253,459
264,468     253,162     265,641     287,454   R/kg                      Revenue                       $/oz
1,191
1,102            920
1,085
875
337
338
331           334           343   R/ton                 Operating costs                $/ton
46
44             39
45
37
11,463
12,573
3,338        2,570        3,738   Rm                    Operating profit                   $m
496
344            385
1,659
1,272
39
40
43             35            42   %                     Operating margin                    %
42
35             43
40
39
1,536
3,631
(293)            316          900   Rm                                                             $m
120
44           (29)
479
171
229
515
(46)             44
128   SA c.p.s.
Net earnings/(loss)
US c.p.s.
17
6             (5)
68
25
2,890
3,164
855            292
1,039   Rm                                                            $m
138
40             99
417
321
431
449
126             41
147   SA c.p.s.
Headline earnings
US c.p.s.
20
6             15
59
48
2,981
2,912
949            320           945   Rm                                                            $m
125
44           109
384
331
445
413
140              45
134  SA c.p.s.
Net earnings excluding gains
and losses on foreign
exchange, financial
instruments, exceptional
items and share of
gain/(loss) of associates
after taxation
US c.p.s.
18
6             16
54
49
* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All companies are wholly owned except for Ghana (71.1%) and Cerro Corona (80.7%).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6%.

GOLD FIELDS RESULTS Q4F2010 I 2
kilograms and 2,856 kilograms due to increased underground
volumes and higher grades. At South Deep, production increased by
21 per cent from 1,801 kilograms to 2,176 kilograms due to record production levels from long-hole stoping.

At the West African operations, managed gold production at Tarkwa increased by 16 per cent to a record 200,200 ounces for the quarter due to increased mill throughput, increased head grade and higher plant availability. At Damang, gold production increased by 6 per cent to 56,800 ounces due to the commissioning of the secondary crusher in May 2010, which allowed higher grade fresh ore to be treated.

In South America, Cerro Corona produced 96,500 equivalent ounces, which is 12 per cent lower than the previous quarter. Equivalent gold production decreased due to a decrease in ore processed related to lower plant availability and lower copper prices.

At the Australian operations, Agnew’s gold production decreased by
22 per cent to 31,700 ounces due to limited stope availability and mining delays as a result of repairs to the paste-fill system. At St
Ives, gold production increased by 10 per cent to 117,500 ounces mainly due to increased volumes from all the underground mines.

The average quarterly US dollar gold price achieved increased from
US$1,102 per ounce in the March quarter to US$1,191 per ounce in the June quarter. The average rand/US dollar exchange rate at
R7.51 was similar to the March quarter, while the Australian dollar at
R6.66 was marginally lower than the R6.76 recorded in the March quarter. The rand gold price increased from R265,641 per kilogram to R287,454 per kilogram. The Australian dollar gold price increased from A$1,219 per ounce to A$1,359 per ounce.

Revenue increased from R7,280 million (US$971 million) in the March quarter to R8,803 million (US$1,169 million) in the June quarter due to the increased production and the higher gold price received.
Operating costs
Net operating costs increased from R4,710 million (US$628 million) in the March quarter to R5,065 million (US$673 million) in the June quarter. Total cash cost decreased by 2 per cent from R169,538 per kilogram (US$703 per ounce) to R166,215 per kilogram (US$688 per ounce). This decrease was as a consequence of the higher
production, partially offset by the imposition of a 25 per cent electricity tariff increase and one month of winter tariffs during the June quarter, which is approximately 50 per cent more than the tariffs charged for the other months.

At the South African operations, operating costs increased by 6 per cent from R2,733 million (US$364 million) to R2,905 million (US$386 million). This increase was mainly due to an increase in consumables in line with the higher production at all the operations and the 25 per cent annual electricity price increase together with one month of significantly higher winter tariffs. Total cash cost at the South African operations decreased by 12 per cent from R214,467 per kilogram
(US$889 per ounce) to R187,770 per kilogram (US$778 per ounce), mainly due to the increased production.

At the West African operations, operating costs including gold-in-
process movements increased by 15 per cent from US$131 million
(R987 million) in the March quarter to US$151 million (R1,140 million)
in the June quarter. Tarkwa’s costs increased by US$17 million due to increased power costs, and in line with the increase in production.
Damang’s costs increased by US$3 million to US$38 million (R286 million) mainly due to increased plant maintenance costs. Total cash cost at the West African operations increased from US$589 per ounce in the March quarter to US$623 per ounce in the June quarter.

At Cerro Corona in South America, operating costs including gold-in-
process movements were US$32 million (R242 million), which was
US$2 million less than the March quarter. Total cash cost at Cerro
Corona increased from US$303 per ounce in the March quarter to
US$369 per ounce in the June quarter due to the lower production.
At the Australian operations, operating costs including gold-in-process movements increased from A$109 million (R736 million) to A$117 million (R779 million). At St Ives, net operating costs increased by
A$5 million to A$89 million (R597 million) mainly due to increased maintenance costs. At Agnew, operating costs were similar quarter on quarter. Total cash cost increased by 3 per cent from US$681 per ounce (A$755 per ounce) to US$703 per ounce (A$792 per ounce).
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes brownfields exploration, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

NCE per ounce determines how much free cash flow is generated in order to pay taxation, interest, greenfields exploration and dividends.

The NCE for the Group for the June quarter amounted to R235,223 per kilogram (US$974 per ounce) compared with R241,860 per
kilogram (US$1,003 per ounce) in the March quarter, mainly due to the increased production at the South African operations partially offset by the increase in operating costs at the West African and
Australian operations. The NCE margin for the Group was 18 per cent in the June quarter compared with 9 per cent in the March quarter.

At the South African operations, the NCE decreased from R310,490 per kilogram (US$1,288 per ounce) in the March quarter to R272,669 per kilogram (US$1,129 per ounce) in the June quarter. The NCE margin of 6 per cent in the June quarter compares with a negative margin of 16 per cent in the March quarter. At the West African operations, the NCE increased from US$783 per ounce to US$795 per ounce while the NCE margin improved from 30 per cent to 34 per cent due to the higher gold price.

At the South American operation, NCE improved 6 per cent from
US$532 per ounce in the March quarter to US$502 per ounce in the
June quarter due to the lower capital expenditure. The NCE margin improved from 50 per cent to 54 per cent. NCE at the Australian operations increased from US$931 per ounce (A$1,033 per ounce) in the March quarter to US$1,080 per ounce (A$1,217 per ounce) in the
June quarter resulting in a decrease in NCE margin from 15 per cent to 10 per cent due to increased capital expenditure at Agnew on conversion to owner mining.
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 45 per cent increase in operating profit from R2,570 million (US$344 million) in the March quarter to R3,738 million (US$496 million) in the June quarter in line with the higher production and the higher gold prices achieved. The
Group operating margin was 42 per cent compared with 35 per cent in the March quarter. The margin at the South African operations doubled to 34 per cent. At the West African operations the margin increased from 48 per cent to 51 per cent. At Cerro Corona in South
America the margin decreased from 71 per cent to 68 per cent, while at the Australian operations the margin increased from 40 per cent to
42 per cent.
Amortisation
Amortisation increased from R1,139 million (US$152 million) in the
March quarter to R1,368 million (US$182 million) in the June quarter in line with the higher production. At the South African operations amortisation increased from R536 million (US$72 million) to R661 million (US$88 million). This was mainly due to the increase in production at all the operations. At the West African operations, amortisation increased from US$31 million (R234 million) to US$39 million (US$293 million). At South America, amortisation was similar at US$14 million (R109 million). At the Australian operations, amortisation increased from US$31 million (R232 million) to US$35 million (R266 million) mainly due to an increase in ounces mined from underground at St Ives, which carry a higher development cost and consequently a higher amortisation charge.

3 I GOLD FIELDS RESULTS Q4F2010

Other
Net interest paid of R33 million (US$4 million) was incurred in the
June quarter compared with net interest paid of R45 million (US$6 million) in the March quarter. In the June quarter interest paid of
R146 million (US$19 million) was partly offset by interest received of
R90 million (US$12 million) and interest capitalised of R23 million
(US$3 million). This compares with interest paid of R140 million
(US$19 million), partly offset by interest received of R70 million
(US$10 million) and interest capitalised of R25 million (US$3 million)
in the March quarter.

The share of gain of associates after taxation of R86 million (US$11 million) in the June quarter compares with a gain of R4 million (US$1 million) in the March quarter. Of the R86 million (US$11 million), R68 million (US$9 million) relates to a translation gain as a result of
Rusoro applying hyper inflationary accounting to its investments in
Venezuela, and R18 million (US$2 million) relates to realised gains from the Group’s 35 per cent interest in Rand Refinery. The gain in the March quarter relates to equity accounted gains from Rand
Refinery.

The gain on foreign exchange of R6 million (US$1 million) in the June quarter compares with a loss of R16 million (US$2 million) in the
March quarter. The gain in the June quarter and the loss in the
March quarter related to the conversion of offshore cash holdings into their functional currency.

The gain on financial instruments of R19 million (US$2 million) in the
June quarter, compares with a loss of R25 million (US$3 million) in the March quarter. The gain in the June quarter includes realised gains of R13 million (US$2 million) on the Cerro Corona copper financial instruments and a R6 million (US$1 million) gain on
US$/ZAR forward cover contracts taken out. The loss of R25 million
(US$3 million) in the March quarter included realised losses and unrealised losses of R18 million (US$2 million) on the Cerro Corona copper financial instruments and a R7 million (US$1 million) loss on
US$/ZAR forward cover contracts taken out. Refer to page 18 of this report for more detail.

Share based payments of R46 million (US$6 million) was R75 million
(US$10 million) less than the March quarter due to year end forfeiture adjustments.

Other costs increased from R96 million (US$13 million) in the March quarter to R120 million (US$16 million) in the June quarter. This increase was mainly due to increased social contributions and sponsorships to the University of the Witwatersrand.
Exploration
Exploration expenditure increased from R127 million (US$17 million)
in the March quarter to R186 million (US$25 million) in the June quarter due to timing of expenditure. Refer to the Exploration and
Corporate Development section of this report for more detail of exploration activities.
Exceptional items
The exceptional loss in the June quarter of R144 million (US$19 million) was mainly as a result of an impairment on our investment in
Rusoro of R197 million (US$26 million). If the R68 million (US$9 million) translation gain had not been accounted for, then the impairment would have been R129 million (US$17 million). The R197 million (US$26 million) impairment loss was partly offset by profit on the disposal of the remaining Eldorado shares of R49 million (US$6 million). The exceptional gain in the March quarter of R22 million
(US$4 million) was mainly from profit on the disposal of 1,400,000
Eldorado shares.
Taxation
Taxation for the quarter amounted to R865 million (US$115 million)
compared with R547 million (US$73 million) in the March quarter, in line with the increase in profit before taxation. The tax expense includes normal and deferred taxation at all operations, together with government royalties.
Earnings
Net profit attributable to ordinary shareholders amounted to R900 million (US$120 million) or 128 SA cents per share (US$0.17 per share), compared with R316 million (US$44 million) or 44 SA cents per share (US$0.06 per share) in the March quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, amounted to R1,039 million
(US$138 million) or 147 SA cents per share (US$0.20 per share), compared with earnings of R292 million (US$40 million) or 41 SA cents per share (US$0.06 per share) in the March quarter.

Earnings excluding exceptional items as well as gains and losses on foreign exchange, financial instruments and profit or losses of associates after taxation amounted to R945 million (US$125 million)
or 134 SA cents per share (US$0.18 per share), compared with earnings of R320 million (US$44 million) or 45 SA cents per share
(US$0.06 per share) reported in the March quarter.
Cash flow
Cash inflow from operating activities for the quarter amounted to
R3,650 million (US$482 million), compared with R2,584 million
(US$345 million) in the March quarter. This quarter on quarter increase of R1,066 million (US$137 million) was mainly due to an increase in profit before tax and exceptional items, in line with the increase in production.

Capital expenditure increased from R1,872 million (US$250 million) in the March quarter to R2,157 million (US$287 million) in the June quarter.

At the South African operations, capital expenditure increased from
R1,085 million (US$145 million) in the March quarter to R1,236 million
(US$164 million) in the June quarter. Expenditure on ore reserve development (ORD) increased from R451 million (US$60 million) in the March quarter to R495 million (US$66 million) in the June quarter.
Driefontein’s ORD increased from R166 million to R184 million,
Kloof’s ORD increased from R175 million to R198 million and
Beatrix’s ORD increased from R110 million to R113 million quarter on quarter. The increase in development costs is in line with the stated
need to increase flexibility at the South African operations.

At the West African operations, capital expenditure increased from
US$47 million to US$53 million due to increased expenditure on capital waste removal at Teberebie, new mining equipment and expenditure on a secondary crusher at Damang. In South America, at Cerro Corona, capital expenditure decreased from US$24 million to
US$14 million due to the completion of the raise of the tailings dam wall to 3,740 metres in the current quarter. At the Australian operations, capital expenditure increased from A$36 million to A$61 million for the quarter. At St Ives, capital expenditure increased from
A$27 million to A$35 million, with A$6 million of the increase relating to Athena. At Agnew, capital expenditure increased from A$9 million to A$26 million, with A$13 million of the expenditure relating to the acquisition of the owner mining fleet.

Purchase of investments of R4 million (US$0.4 million) relates to a secured equipment loan made to one of our mining contractors at St
Ives.

Proceeds on the disposal of investments of R340 million (US$56 million) reflects mainly the sale of 2.66 million Eldorado shares and
3.82 million Orezone Gold Corporation shares.

Net cash outflow from financing activities in the June quarter amounted to R666 million (US$88 million). Loans received in the
June quarter amounted to R2.4 billion (US$323 million) and relates to the issue of commercial paper.

GOLD FIELDS RESULTS Q4F2010 I 4

Loans repaid amounted to R3.0 billion (US$397 million), consisting primarily of a R2.0 billion (US$260 million) refinancing of the South
African commercial paper programme and repayment of working
capital loans of R1.0 billion (US$137 million).

During the quarter minorities at Tarkwa and Damang received their share of declared dividends and repaid loans of R175 million (US$23 million) and R116 million (US$15 million) respectively.

Net cash inflow for the June quarter at R918 million (US$131 million)
compares with net cash inflow of R1.1 billion (US$143 million) in the
March quarter. After accounting for a positive translation adjustment of R47 million (negative US$15 million), the net cash inflow for the
June quarter was R966 million (US$116 million). The cash balance at the end of June was R3,791 million (US$501 million) compared with
R2,825 million (US$384 million) at the end of March.
Balance sheet (Investments and net debt)
Investments decreased from R1,399 million (US$190 million) at 31
March 2010 to R1,036 million (US$137 million) at 30 June 2010 due to the write-down of Rusoro and the sale of Eldorado and Orezone shares.

The R1.8 billion (US$242 million) free cash before financing activities generated by the operations enabled net debt (long-term loans plus current portion of long-term loans less cash and deposits) to be reduced from R6,091 million (US$829 million) in the March quarter to
R4,697 million (US$620 million) in the June quarter.

Detailed and operational review
South African operations
Cost and revenue optimisation initiatives
During financial 2008, the South African operations reviewed the suite of projects under Project 500 and identified the following for implementation over two to three years. Progress on these projects is set out below.
Project 1M
Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5 and 10 per cent per annum, based on financial year 2009 actuals. This should translate to similar improvements in tons broken over the same period.

This should be achieved through the following key improvement initiatives:
•   drilling and blasting practices to improve advance per blast;
•   support, cleaning and sweeping practices to improve blasting frequency;
•   mining cycle, labour availability and training; and
•   improved pay face availability.
Face advance was similar year-on-year, largely due to the
replacement of the water pump column at Kloof Main shaft and safety related stoppages at Driefontein.
Project 2M
Project 2M is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of Driefontein, Kloof and Beatrix. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility. The project achieved a mechanised rate of 68 per cent of flat end development at the long-life shafts by the end of the June quarter compared with 58 per cent at the end of the March quarter. South Deep is excluded as it is already a fully mechanised mine. This initiative has created a safer environment, but the productivity improvements have not yet been realised. The productivity improvements should be realised when the metres per rig increase and labour productivities improve.
Project 3M
Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface (above-
ground) costs, including supply chain.

Electricity consumption targets for financial 2010 were set to maximise production within the Eskom targets of 90 per cent. During the June quarter, the challenge has been met on consumption.
Various projects are in progress to reduce consumption further, including the introduction of three chamber pump systems which utilises the U-tube effect by having two shaft columns (one for hot water out the mine and one for cold water down the mine), and three pipe chambers underground which successively contain hot water being displaced to surface by cold water, hot water being filled from the underground dam, and cold water being discharged to an
underground dam), thereby improving efficiency and reducing
electricity costs at Driefontein and Kloof by around 10 Megawatt which is about two per cent of current usage. Also at these
operations, real time monitoring of power consumption has been introduced at all major points of delivery, and pump efficiencies continue to improve. These projects will go some way towards offsetting the 25 per cent annual increases proposed over the next few years.

The following projects have been highlighted in order to drive a further
5 per cent saving in F2011:
•   reduce compressed air consumption in ventilation of boxholes and agitation of backfill and slurry in the plants, as well as reduce consumption with smart monitoring and shut-off valves;
•   reduce power consumption by replacing in-line ventilation fans with booster fans, and by improving the efficiency of main fan
    installations;
•   smaller projects to reduce lighting and water heating by installing heat pumps and efficient lighting with occupancy sensors.

A project is currently underway to reduce consumption by another 5 per cent beyond the main projects described above. This is a two year project and will require fundamental technology changes.
Nonetheless, further savings from the existing configuration are possible.

The workplace absenteeism project (“Unavailables project”) aims to ameliorate the impact of work place absenteeism (absenteeism consists of sick leave, maternity leave, training and induction and authorised and unauthorised absences) on production and costs.
Workplace absenteeism reduced by 3 per cent to 11 per cent by the end of financial 2010 due to more diligent labour management.

The above-ground cost project reduced surface costs by R261 million during financial 2010, in the following areas:
•   Shared Services, Health and Property Division: savings for the quarter amounted to R55 million and for the year R98 million.
     These savings were realised by optimisation of process, labour, discounts received and inventory.
•    South African operations (various small projects): savings for the quarter amounted to R46 million and for the year R97 million, mainly due to salvage and reclamation programmes.
•    Supply chain projects: contracted savings for the quarter amounted to R9 million and for the year R66 million. These benefits were delivered through competitive tendering on conveyor belts, valves, tyres and various repair contracts as well as certain contractual rise and fall arrangements.
Price inflation was experienced in cost areas such as permanent support and some steel products, and overall quarterly inflation was around 1 per cent. Supply inflation for the year was around 3 per cent and well below the CPI of 5 per cent and the PPI of 7 per cent.

5 I GOLD FIELDS RESULTS Q4F2010

Project 4M
Project 4M focuses on the Mine Health and Safety Council (MHSC)
milestones agreed to on 15 June 2003 at a tripartite health and safety summit comprising representatives from Government, organised labour and mining companies. The focus is on achieving
occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.

In order to meet the noise induced hearing loss (NIHL) target the company is focusing on reducing the noise at source. One of the milestone targets is that no machine or piece of equipment may generate a sound pressure level in excess of 110 dB (A) after
December 2013. Good progress has been made and by the end of the quarter 96 per cent of equipment measured was below 110 dB
(A).

Silicosis remains one of the biggest health risks associated with the gold mining industry. In order to meet the silicosis targets the company has several interventions in place. Interventions include the upgrading of tip filters by replacement of complete installations or through the installation of an additional first stage pre-filtration system
(removing the bulk of the dust prior to entering the second stage high efficiency filters, reducing maintenance), the use of foggers, footwall treatment, and the installation of tip doors. Progress to date on these three initiatives is an implementation rate of 76 per cent, 84 per cent and 50 per cent respectively across all four operations which should enable us to meet our targets.

Of the individual gravimetric dust sample measurements taken during the June quarter 97 per cent was below the occupational exposure limits of 0.1 milligrams per cubic metre, thus meeting the target of not less than 95 per cent of individual samples below the occupational exposure limits. Progress against all interventions is monitored monthly and reviewed quarterly.
Project 5M
Uranium project
Work on the Tailings Treatment project feasibility study is continuing in terms of optimising the project implementation strategy through a
Phased Approach. Environmental and permitting activities are progressing in line with the approved schedule, and the project team is liaising with all stakeholders to ensure an efficient process.

The estimated total cost for the current Phased Approach study is within the project budget of R60 million, and is on track for completion by the end of September 2010.

South Africa region
Driefontein
June
2010
March
2010
Gold produced - kg
5,783
4,575
- 000’oz
185.9
147.1
Yield - underground - g/t
6.1
6.2
- combined - g/t
3.6
3.3
Total cash cost - R/kg
175,584
195,650
- US$/oz
727
811
Notional cash expenditure - R/kg
233,910
258,907
- US$/oz
969
1,074
Gold production increased from 4,575 kilograms (147,100 ounces) in the March quarter to 5,783 kilograms (185,900 ounces) in the June quarter following the impact of safety related stoppages and the
Christmas break in the previous quarter. Production early in the quarter was adversely impacted by the Easter break and the high number of public holidays. Underground tons milled increased from
651,000 tons in the March quarter to 841,000 tons in the June quarter due to increased underground volumes. Surface tons milled
increased slightly from 751,000 tons to 753,000 tons. Underground yield decreased from 6.2 grams per ton to 6.1 grams per ton due to a lower mine call factor, lower volumes from the higher grade shafts and a drop in grade from 5 shaft. Surface yield improved from 0.7 grams per ton in the March quarter to 0.9 grams per ton in the June quarter.

Main development increased by 20 per cent for the quarter and on-
reef development increased by 23 per cent. The average
development value decreased from 1,985 centimetre grams per ton in the March quarter to 1,592 centimetre grams per ton in the June quarter, primarily due to lower values developed at 5 shaft.

Operating costs increased from R925 million (US$123 million) to
R1,019 million (US$135 million). This increase was mainly due to the impact of the 25 per cent electricity price increase and one month of higher winter electricity tariffs, higher stores consumption and production incentive costs in line with the higher production. Total cash cost decreased from R195,650 per kilogram (US$811 per
ounce) to R175,584 per kilogram (US$727 per ounce), and included a full quarter of royalty taxes introduced in March 2010. The royalty tax translated to R5,900 per kilogram in the June quarter compared with
R2,000 per kilogram in the March quarter.

Operating profit increased from R297 million (US$40 million) in the
March quarter to R656 million (US$87 million) in the June quarter mainly due to the higher production and the higher rand gold price received.

Capital expenditure increased from R260 million (US$35 million) to
R334 million (US$44 million) in the June quarter due to increased capitalised development, new technology expenditure, housing upgrades and security measures to counter illegal mining.

Notional cash expenditure decreased from R258,907 per kilogram
(US$1,074 per ounce) to R233,910 per kilogram (US$969 per ounce)
as a result of the higher gold production.

The estimate for F2011 is as follows:
• Gold produced between 22,000 kilograms and 24,000 kilograms.
• Total cash cost between R170,000 per kilogram and R185,000 per kilogram.
• NCE between R217,000 per kilogram and R230,000 per kilogram.
Kloof
June
2010
March
2010
Gold produced - kg
4,369
3,344
- 000’oz
140.5
107.5
Yield - underground - g/t
6.5
6.6
- combined - g/t
3.8
3.3
Total cash cost - R/kg
196,201
237,978
- US$/oz
813
987
Notional cash expenditure - R/kg
274,319
327,482
- US$/oz
1,136
1,358

Gold production increased from 3,344 kilograms (107,500 ounces) in the March quarter to 4,369 kilograms (140,500 ounces) in the June quarter following the impact of the Christmas break in the March quarter. The accelerated maintenance on Main shaft’s water pump

GOLD FIELDS RESULTS Q4F2010 I 6
column in the March quarter had a positive effect on production during the June quarter. Underground tons milled increased from
454,000 tons in the March quarter to 599,000 tons in the June quarter, with a decrease in yield from 6.6 grams per ton to 6.5 grams
per ton due to an increase in dilution and a lower mine call factor.

Main development increased by 26 per cent for the quarter and on-
reef development increased by 34 per cent. The average
development value increased from 2,289 centimetre grams per ton in the March quarter to 2,378 centimetre grams per ton in the June quarter.

Operating costs increased from R831 million (US$111 million) in the
March quarter to R883 million (US$117 million) in the June quarter.
This increase in operating costs was mainly due to higher production together with the increase in Eskom tariffs and one month of higher winter electricity tariffs. Total cash cost decreased from R237,978 per kilogram (US$987 per ounce) to R196,201 per kilogram (US$813 per ounce) due to the higher production.

Operating profit increased from R61 million (US$9 million) in the
March quarter to R380 million (US$50 million) in the June quarter.

Capital expenditure increased from R265 million (US$35 million) to
R316 million (US$42 million) in the June quarter mainly due to the accelerated replacement of the pump column at Main shaft.

Notional cash expenditure decreased from R327,482 per kilogram
(US$1,358 per ounce) to R274,319 per kilogram (US$1,136 per
ounce) due to the higher gold production.

The estimate for F2011 is as follows:
•   Gold produced between 18,000 kilograms and 20,000 kilograms.
•   Total cash cost between R180,000 per kilogram and R195,000 per kilogram.
•  NCE between R233,000 per kilogram and R250,000 per kilogram.
Beatrix
June
2010
March
2010
Gold produced - kg
2,856
2,577
- 000’oz
91.8
82.9
Yield - underground - g/t
4.1
4.0
- combined - g/t
4.0
3.5
Total cash cost - R/kg
189,216
206,092
- US$/oz
784
855
Notional cash expenditure - R/kg
260,049
274,466
- US$/oz
1,077
1,138

Gold production increased from 2,577 kilograms (82,900 ounces) in the March quarter to 2,856 kilograms (91,800 ounces) in the June quarter following the impact of the Christmas break in the March quarter. Underground tons milled increased from 610,000 tons to
697,000 tons and the underground yield increased from 4.0 grams per ton to 4.1 grams per ton. Surface ore milled decreased from
116,000 tons to 20,000 tons at a yield of 0.9 gram per ton.

Main development increased by 16 per cent quarter on quarter and on-reef development increased by 30 per cent. The average main development value decreased from 1,868 centimetre grams per ton in the March quarter to 997 centimetre grams per ton in the June quarter, mainly due to the value variability of the zones being developed. At West Section, three raises went through the high grade areas and are now being developed in the low grade zones to facilitate ventilation holings. An additional two high grade raises were stopped and off-reef development is being done to create ventilation holings for these new raise lines. At North Section, two high grade raises have been completed, resulting in the average value of the on reef development at North Section to drop from approximately 2,500 centimetre grams per ton to approximately 900 centimetre grams per ton.
Operating costs increased from R550 million (US$73 million) in the
March quarter to R555 million (US$74 million) in the June quarter.
This increase was mainly due to the increased electricity tariffs and one month of higher winter electricity tariffs, partially offset by savings on renewals and replacements. Total cash cost decreased from
R206,092 per kilogram (US$855 per ounce) in the March quarter to
R189,216 per kilogram (US$784 per ounce) in the June quarter.

Operating profit increased from R138 million (US$19 million) in the
March quarter to R271 million (US$36 million) in the June quarter due to the increased gold production and a higher gold price received.

Capital expenditure increased from R157 million (US$21 million) in the March quarter to R188 million (US$25 million) in the June quarter with the majority spent on infrastructure upgrades and ore reserve development.

Notional cash expenditure decreased from R274,466 per kilogram
(US$1,138 per ounce) in the March quarter to R260,049 per kilogram
(US$1,077 per ounce) in the June quarter due to the increased production.

The estimate for F2011 is as follows:
•   Gold produced between 12,000 kilograms and 13,200 kilograms.
•   Total cash cost between R177,000 per kilogram and R192,000 per kilogram.
•   NCE between R226,000 per kilogram and R242,000 per kilogram.
South Deep project
June
2010
March
2010
Gold produced - kg
2,176
1,801
- 000’oz
70.0
57.9
Yield - underground - g/t
6.3
6.2
- combined - g/t
4.7
4.2
Total cash cost - R/kg
201,333
230,594
- US$/oz
834
956
Notional cash expenditure - R/kg
388,925
461,521
- US$/oz
1,611
1,914

Gold production at South Deep increased by 21 per cent from 1,801 kilograms (57,900 ounces) in the March quarter to 2,176 kilograms
(70,000 ounces) in the June quarter, due to improved underground mining volumes and more production from long hole stoping.
Underground ore processed, excluding waste, increased by 24 per cent from 278,000 tons in the March quarter to 345,000 tons in the
June quarter, with the underground reef yield similar at 6.3 grams per ton. The combined yield increased from 4.2 grams per ton in the
March quarter to 4.7 grams per ton in the June quarter as a result of improved production from underground. Surface ore processed
decreased from 112,000 tons to 20,000 tons. 98,000 tons of off-reef development was treated with the reef due to ore handling
constraints, compared with 34,000 tons in the March quarter. The current ore handling system on the Twin shaft headgear cannot effectively split the reef and waste as both streams utilise the same headgear bin.

Development increased by 6 per cent from 2,321 metres to 2,449 metres in the June quarter. The new mine capital development in phase 1, sub 95 level, increased by 14 per cent from 720 metres to
821 metres. This increase was primarily due to removing the ore handling constraint at Twin shaft and hoisting the waste development with the reef. Development in the current mine areas above 95 level decreased by 5 per cent from 1,440 metres in the March quarter to

7 I GOLD FIELDS RESULTS Q4F2010
1,369 metres in the June quarter. Raiseboring increased from 161 metres in the March quarter to 259 metres in the June quarter.

Operating costs increased by 5 per cent from R427 million (US$57 million) in the March quarter to R448 million (US$60 million) in the
June quarter due to increased electricity tariffs, one month of higher winter electricity tariffs and increased production. The total cash cost decreased by 13 per cent from R230,594 per kilogram (US$956 per ounce) in the March quarter to R201,333 per kilogram (US$834 per ounce) in the June quarter due to the increased gold production.

Operating profit increased from R53 million (US$7 million) in the
March quarter to R184 million (US$24 million) in the June quarter due to the increased gold production and higher gold price.

Capital expenditure at R399 million (US$53 million) was similar quarter on quarter. The major capital expenditure was on
development, the ventilation shaft deepening and infrastructure, and construction of the new tailings facility.

Notional cash expenditure decreased by 16 per cent from R461,521 per kilogram (US$1,914 per ounce) in the March quarter to R388,925 per kilogram (US$1,611 per ounce) in the June quarter due to the higher gold production.

South Deep will continue to focus on delivering the build-up to the planned development metres, the completion of the Twin shaft infrastructure, new tailings dam and delivery of increased gold production.

The estimate for F2011 is as follows:
•  Gold produced between 10,000 kilograms and 11,000 kilograms.
•  Total cash cost between R186,000 per kilogram and R196,000 per kilogram.
•  NCE between R360,000 per kilogram and R385,000 per kilogram.

West Africa region
Ghana
Tarkwa
June
2010
March
2010
Gold produced - 000’oz
200.2
172.6
Yield - heap leach - g/t
0.6
0.6
- CIL plant - g/t
1.5
1.3
- combined - g/t
1.0
0.9
Total cash cost - US$/oz
599
565
Notional cash expenditure - US$/oz
771
783

Gold production increased from 172,600 ounces in the March quarter to a record 200,200 ounces in the June quarter. The higher
production was due to an increase in mill throughput, associated with an increase in plant availability, and a higher head grade.

Total tons mined, including capital stripping, decreased marginally from 35.7 million tons in the March quarter to 34.9 million tons in the
June quarter. Ore mined increased from 5.6 million tons to 5.8 million tons. Waste mined increased from 16.1 million tons to 16.4 million tons and capital tons mined decreased from 14.0 million tons to 12.7 million tons. Mined grade increased by 7 per cent to 1.24 grams per ton in the June quarter. The strip ratio decreased from 5.41 in the
March quarter to 4.96 in the June quarter.

The total feed to the CIL plant increased by 13 per cent from 2.64 million tons in the March quarter to 2.97 million tons, which was mainly due to improved milling circuit availability and utilisation. Yield from the CIL plant at 1.5 grams per ton, was 11 per cent above the previous quarter’s yield of 1.3 grams per ton, largely due to higher mined grades. The CIL plant produced 137,500 ounces in the June quarter compared with 110,800 ounces in the March quarter, an increase of 24 per cent quarter on quarter.

Total feed to the North heap leach decreased from 2.42 million tons in the March quarter to 2.37 million tons in the June quarter. North heap leach yield for the quarter remained at 0.6 grams per ton. The “high pressure grinding roller” (HPGR) project at the South heap leach facilities contributed 12,300 ounces for the quarter. A total of 62,700 ounces was produced by the heap leach facilities in the June quarter compared with 61,800 ounces in the March quarter.

Operating costs, including gold-in-process movements, increased from US$96 million (R724 million) in the March quarter to US$113 million (R854 million) in the June quarter. This increase was mainly as a result of a power tariff increase (US$2 million), an increase in maintenance costs (US$2 million) and higher stores costs (US$7 million) relating to increased operational tons processed and mined.
Total cash cost increased from US$565 per ounce to US$599 per ounce for the June quarter due to the above reasons and an increase in the royalty rate from 3 to 5 per cent (US$6 million, R42 million).

Operating profit increased from US$96 million (R716 million) in the
March quarter to US$125 million (R945 million) in the June quarter.

Capital expenditure increased from US$38 million (R289 million) to
US$41 million (R309 million) for the June quarter, with new mining equipment, tailings dam expansion and pre-stripping at the Teberebie cutback being the major items during the quarter.

Notional cash expenditure for the quarter at US$771 per ounce compared with the previous quarter’s US$783 per ounce, reflecting the increased gold production, partially offset by the increased operating cost and higher capital expenditure for the June quarter.

The estimate for F2011 is as follows:
•  Gold produced between 720,000 ounces and 760,000 ounces.
•  Total cash cost between US$580 per ounce and US$605 per
   ounce.
•  NCE between US$835 per ounce and US$860 per ounce.
Damang
June
2010
March
2010
Gold produced - 000’oz
56.8
53.8
Yield - g/t
1.3
1.2
Total cash cost - US$/oz
704
667
Notional cash expenditure - US$/oz
881
783

Gold production increased by 6 per cent from 53,800 ounces in the
March quarter to 56,800 ounces in the June quarter. This increase was as a result of an increase in mill throughput and the
commissioning of the secondary crusher, which allowed higher grade fresh ore to be treated.

Total tons mined, including capital stripping at 3.4 million tons in the
June quarter was slightly higher than the 3.3 million tons achieved in the March quarter. Ore mined increased from 0.9 million tons to 1.1 million tons and the strip ratio achieved was 1.96 against the March quarter’s 2.64, mainly due to more fresh ore mined.

Operating costs, including gold-in-process movements increased from
US$35 million (R263 million) in the March quarter to US$38 (R286 million) million in the June quarter. This was due to an increase in ounces from the Damang Pit Cutback (DPCB) which carries with it a higher extraction cost. In addition, high grade ore from the DPCB

GOLD FIELDS RESULTS Q4F2010 I 8
increased reagent usage. Total cash cost increased from US$667 per ounce in the March quarter to US$704 per ounce.
Operating profit increased from US$25 million (R191 million)
achieved in the March quarter to US$30 million (R225 million) in the
June quarter. This was driven by the increased gold production and higher gold price received.

Capital expenditure increased from US$9 million (R64 million) in the
March quarter to US$12 million (R87 million) for the June quarter, with the majority of the capital spent on exploration and the secondary crusher project which was completed during the quarter.
Notional cash expenditure for the quarter was higher at US$881 per ounce compared with the previous quarter’s US$783 per ounce
mainly as a result of the higher operating cost and capital
expenditure.

The estimate for F2011 is as follows:
•  Gold produced between 220,000 ounces and 240,000 ounces.
•  Total cash cost between US$570 per ounce and US$610 per
   ounce.
•  NCE between US$880 per ounce and US$920 per ounce.

South America region
Peru
Cerro Corona
June
2010
March
2010
Gold produced - 000’oz
33.7
37.8
Copper produced - tons
10,500
11,100
Total equivalent gold produced - 000’ eq oz
96.5
110.2
Total equivalent gold sold - 000’ eq oz
90.2
110.7
Yield - gold - g/t
0.7
0.8
- copper - %
0.74
0.75
- combined - g/t
2.0
2.2
Total cash cost - US$/eq oz
369
303
Notional cash expenditure - US$/eq oz
502
532
Gold price * - US$/oz
1,184
1,110
Copper price * - US$/t
7,090
7,217
* Used to calculate total equivalent gold produced

Gold produced decreased from 37,800 ounces in the March quarter to
33,700 ounces in the June quarter and copper produced decreased from 11,100 tons to 10,500 tons. During the June quarter concentrate with payable content of 32,700 ounces of gold was sold at an average gold price of US$1,184 per ounce and 9,900 tons of copper was sold at an average copper price of US$6,450 per ton, net of treatment and refining charges.

The lower gold and copper production compared with the March quarter was mainly due to a decrease of 4 per cent in ore processed from 1.55 million tons in the March quarter to 1.49 million tons in the
June quarter, and a reduction in metal recoveries, from 64 per cent in the March quarter to 62 per cent in the June quarter for gold and from
84 per cent to 81 per cent for copper. The decrease in ore tons processed was due to a 5-day plant shutdown to perform
maintenance work on the ball mill.

Total tons mined decreased from 3.79 million tons in the March quarter to 3.28 million tons during the June quarter. Ore mined at 1.49 million tons was 5 per cent lower than March quarter’s 1.56 million tons, reflecting the lower plant availability. The June quarter’s strip ratio of 1.2 was lower than the March quarter’s strip ratio of 1.4, but higher than the life of mine strip ratio, forecast at 0.9. This is in line with the mine plan to mine more waste tons in the short-term to ensure production flexibility.

Gold yield for the quarter was 0.7 grams per ton, compared with 0.8 grams per ton in the March quarter and copper yield was 0.74 per cent compared with 0.75 per cent in the March quarter.

Operating costs, including gold-in-process movements, decreased from US$34 million (R254 million) in the March quarter to US$32 million (R242 million) in the June quarter. Total cash cost was
US$369 per equivalent ounce sold for the June quarter compared with US$303 per equivalent ounce sold in the March quarter, mainly reflecting the decrease in equivalent ounces sold, which offset the impact of the decrease in operating costs.

Operating profit at US$67 million (R505 million) compares with US$84 million (R629 million) in the March quarter, mainly reflecting the lower metal production and sales.

Capital expenditure for the June quarter at US$14 million (R108 million), compares with US$24 million (R182 million) in the March quarter. The second phase of the Tailings Management Facility was completed during the quarter at a total cost of US$120 million.

Notional cash expenditure for the June quarter at US$502 per equivalent ounce was lower than the previous quarter’s US$532 per equivalent ounce, reflecting the lower capital expenditure and working cost.
The estimate for F2011 is as follows:
•   Equivalent gold produced between 315,000 ounces and 340,000 ounces.
- Copper produced between 33,000 tons and 35,500 tons
- Gold produced between 120,000 ounces and 130,000 ounces
•  Total cash cost between US$410 per ounce and US$440 per
    ounce.
•   NCE between US$625 per ounce and US$660 per ounce.
Australasia region
Australia
St Ives
June
2010
March
2010
Gold produced - 000’oz
117.5
107.3
Yield - heap leach - g/t
0.5
0.5
- milling - g/t
2.7
2.8
- combined - g/t
2.1
2.1
Total cash cost - A$/oz
780
811
- US$/oz
692
732
Notional cash expenditure - A$/oz
1,106
1,103
- US$/oz
981
994

Gold produced increased from 107,300 ounces in the March quarter to 117,500 ounces in the June quarter.

Gold produced from the Lefroy mill increased from 99,500 ounces to
109,700 ounces, due to a 12 per cent increase in tons processed, with similar grades and recoveries due to the increase in underground mining. Production from the heap leach facility was similar at 7,800 ounces.

9 I GOLD FIELDS RESULTS Q4F2010
At the open pit operations the total tons mined increased from 1.65 million tons of ore mined in the March quarter to 1.72 million tons in the June quarter. Grade reduced from 1.59 grams per ton to 1.38 grams per ton. The decrease in grade was mainly due to a reduction in high grade ore from the Apollo and Leviathan pits in accordance with the mine scheduling. The average strip ratio, including capital waste, reduced from 4.8 to 4.3 in the June quarter.

At the underground operations, ore mined increased from 322,600 tons at 5.3 grams per ton in the March quarter to 387,600 tons at 5.1 grams per ton in the June quarter. The increased ore tons was predominantly due to a build-up in production at the Niaid extension of Belleisle, one of the three currently mined underground sources.

Operating costs, including gold-in-process movements, increased from A$84 million (R566 million) in the March quarter to A$89 million
(R597 million) in the June quarter. The increase in costs was primarily due to a gold-in-process change associated with higher production and increased grade control drilling. Total cash cost decreased from A$811 per ounce (US$732 per ounce) to A$780 per ounce (US$692 per ounce) as a result of the higher production.

Operating profit increased from A$47 million (R318 million) to A$70 million (R470 million), due to the increase in production and the higher gold price.

Capital expenditure increased from A$27 million (R185 million) to
A$35 million (R232 million). This increase was due to the continued
acceleration of the Athena underground project, with 1,400 metres of capital development compared with 680 metres in the March quarter.
Capital expenditure on Athena increased from A$7 million in the
March quarter to A$13 million in the June quarter. This project acceleration is targeted to have first stope ore produced in December
2010 and full production by September 2011.

Notional cash expenditure increased from A$1,103 per ounce
(US$994 per ounce) in the March quarter to A$1,106 per ounce
(US$981 per ounce) in the June quarter. The additional spending on the Athena project and increase in operating costs was offset by the increase in production.

The estimate for F2011 is as follows:
• Gold produced between 440,000 ounces and 460,000 ounces.
• Total cash cost between A$760 per ounce and A$785 per ounce.
• NCE between A$1,030 per ounce and A$1,060 per ounce.
Agnew
June
2010
March
2010
Gold produced - 000’oz
31.7
40.7
Yield - g/t
5.4
5.9
Total cash cost - A$/oz
838
606
- US$/oz
743
547
Notional cash expenditure - A$/oz
1,632
850
- US$/oz
1,447
766

Gold production decreased from 40,700 ounces in the March quarter to 31,700 ounces in the June quarter. This decrease was due to the continuation of restricted underground stope access mainly in the southern areas at Kim South, which resulted in lower grade areas mined in the Waroonga complex.

Ore mined from underground decreased from 148,000 tons at a head grade of 8.5 grams per ton in the March quarter to 134,000 tons at a head grade of 6.6 grams per ton in the June quarter. The grade decrease was due mainly to a higher proportion of ore from the northern areas of Kim, Main and Rajah Lodes, which are lower than
Kim South due to the reasons above. Tons processed decreased from 214,000 tons in the March quarter to 184,000 tons in the June quarter, with the yield also decreasing from 5.9 grams per ton to 5.4 grams per ton. With limited supply of underground ore to the plant, spare processing capacity was used to treat lower grade material from surface stockpiles.

Operating costs, including gold-in-process movements, increased from A$25 million (R170 million) in the March quarter to A$27 million
(R182 million) in the June quarter, which includes A$2 million of costs attributable to a draw-down of gold inventory of 3,400 ounces. Costs, excluding gold-in-process, were similar at A$25 million. Total cash cost per ounce increased from A$606 per ounce (US$547 per ounce)
in the March quarter to A$838 per ounce (US$743 per ounce) in the
June quarter, driven by the lower production.

Operating profit decreased from A$25 million (R167 million) in the
March quarter to A$15 million (R101 million) in the June quarter. This was mainly due to the impact of the lower production on revenue.

Capital expenditure increased from A$9 million (R61 million) in the
March quarter to A$26 million (R176 million) in the June quarter.
Expenditure on the acquisition of mining fleet to commence owner mining amounted to A$13 million for the quarter.

Notional cash expenditure increased from A$850 per ounce (US$766 per ounce) in the March quarter to A$1,632 per ounce (US$1,447 per ounce) in the June quarter due to the increase in capital expenditure.

The estimate for F2011 is as follows:
• Gold produced between 160,000 ounces and 175,000 ounces.
• Total cash cost between A$595 per ounce and A$635 per ounce.
• NCE between A$910 per ounce and A$960 per ounce.

Year ended 30 June 2010 compared with
year ended 30 June 2009

Group attributable gold production increased by 2 per cent from 3.41 million ounces for the year ended June 2009 to 3.50 million ounces produced for the year ended June 2010.

At the South African operations gold production decreased from 2.04 million ounces to 1.93 million ounces. Driefontein’s gold production decreased by 14 per cent from 0.83 million ounces to 0.71 million ounces due to a decrease in volumes mined related largely to safety factors. At Kloof, gold production decreased by 12 per cent from 0.64 million ounces to 0.57 million ounces due to safety related mine stoppages. Beatrix’s gold production was similar at 0.39 million ounces. South Deep’s gold production increased by 52 per cent from
0.17 million ounces to 0.26 million ounces, in line with the production build-up.

At the West Africa region total managed gold production increased by
14 per cent from 0.81 million ounces for the year ended June 2009 to
0.93 million ounces for the year ended June 2010. Tarkwa was 18 per cent higher at 0.72 million ounces mainly due to the
commissioning of the new CIL plant, which allowed increased
throughput. Damang’s gold production increased by 3 per cent to
0.21 million ounces.

In South America, gold equivalent production at Cerro Corona increased from 0.22 million equivalent ounces to 0.39 million equivalent ounces, due to the first year of full production.

At the Australian operations, gold production decreased by 5 per cent from 0.62 million ounces to 0.59 million ounces. St Ives decreased by
2 per cent from 0.43 million ounces to 0.42 million ounces mainly due to less ore mined at Belleisle. Production at Agnew decreased by 14 per cent from 0.19 million ounces to 0.17 million ounces mainly due to the depletion of Songvang surface stockpiles.

GOLD FIELDS RESULTS Q4F2010 I 10

Revenue increased by 9 per cent (increased 29 per cent in US dollar terms) from R29,087 million (US$3,228 million) to R31,565 million
(US$4,164 million). The 4 per cent higher average rand gold price at
R264,468 per kilogram compares with R253,459 per kilogram
achieved for the year ended June 2009. In US dollar terms the gold price increased by 24 per cent from US$875 per ounce to US$1,085 per ounce. The rand strengthened from US$1 = R9.01 to US$1 =
R7.58, or 16 per cent, while the rand/Australian dollar was similar at
A$1 = R6.68.

Operating costs, including gold-in-process movements, increased from R17,624 million to R18,992 million, or 8 per cent. In dollar terms operating costs increased by 28 per cent from US$1,956 million to
US$2,507 million mainly due to the rand/dollar exchange rate. The increase in costs in rand terms was mainly due to the increases in electricity costs at the South African and Ghanaian operations. Total cash cost for the Group in rand terms, increased by 5 per cent from
R149,398 per kilogram (US$516 per ounce) to R157,360 per kilogram
(US$646 per ounce) due to the above factors and the lower
production.

At the South African operations operating costs increased by 14 per cent in rand terms from R9,840 million (US$1,092 million) for the year ended June 2009 to R11,204 million (US$1,478 million) for the year ended June 2010. This was due to the above inflation annual wage increases, the 35 per cent and 25 per cent increase in electricity costs, and the increases in commodity prices, partially offset by the cost saving initiatives implemented during the year.

At the West Africa operations, operating costs including gold-in-
process movements increased from US$450 million for the year ended June 2009 to US$508 million for the year ended June 2010 in line with the increase in production. At the South American
operations operating costs, including gold-in-process movements increased from US$82 million to US$134 million due to the inclusion of costs at Cerro Corona for the full year. At the Australian operations, operating costs including gold-in-process movements decreased from A$448 million to A$437 million, mainly due to the buy-back of the Morgan Stanley royalty.

Operating profit increased from R11,463 million (US$1,272 million) to
R12,573 million (US$1,659 million). Profit before taxation and exceptional items increased year-on-year from R5,554 million
(US$616 million) to R6,179 million (US$815 million).

The movement on exceptional items year-on-year was positive R2.3 billion (US$278 million) and includes:
• a net loss of R148 million (US$16 million) on the sale of Orezone
Resources and IAMGold shares in financial 2009 compared with a profit on the sale of our investment in Eldorado and Sino Gold of
R1.2 billion (US$157 million) in financial 2010, and
• a loss on the write down of our investment in Rusoro of R1,065 million (US$118 million) in financial 2009 compared with a loss of
R197 million (US$26 million) in financial 2010.

After accounting for the above items and taxation, net earnings amounted to R3,631 million (US$479 million), compared with R1,536 million (US$171 million) for the year ended June 2009.

Earnings excluding exceptional items, gains and losses on foreign exchange, financial instruments, and gains and losses of associates after taxation amounted to R2,912 million (US$384 million) for the year ended June 2010 compared with R2,981 million (US$331
million) for the year ended June 2009.

Exploration and corporate development

Exploration activity during the June quarter focused on four advanced and four initial drilling projects in Peru, Mali, Canada, Finland,
Kyrgyzstan, Australia and the Philippines, as well as near mine exploration at St Ives, Agnew and Damang. In addition, target generation work continued on five other greenfields exploration projects where initial drilling is expected to commence in the first half of financial 2011.

Advanced drilling projects
At the Chucapaca project in Peru, the joint venture partners (Gold
Fields 51 per cent) announced an initial resource estimate of 5.6 million gold equivalent ounces at the Canahuire discovery, with mineralisation potential beyond the extent of current drilling. The
Inferred Mineral Resource is approximately 84 million tons at 1.9 grams per ton gold, 0.09 per cent copper and 8.2 grams per ton silver for a total of 5.6 million gold equivalent ounces. Gold equivalent grade was calculated based on gold, silver and copper grades normalised to the differentials of metal prices and recoveries for silver and copper.

In June, the joint venture completed a positive conceptual mine scoping study for the Canahuire deposit and results are sufficiently encouraging to advance the project towards pre-feasibility. The conceptual mine scoping study was completed by AMEC and
envisages conventional open pit mining and processing of ores using conventional copper ore flotation, with CIL recovery of gold in tails with a proposed process throughput rate of about 20,000 tons per day. Using a mining inventory based on the Inferred Resources within an optimised pit shell of about 72 million tons, resulted in a mine life of over ten years with a strip ratio of about 3.8:1. The study supports that the project is both technically and economically viable.

The joint venture has received a permit for the expanded activities including further scoping and in-fill drilling on the Canahuire deposit from the Peru Ministry of Energy and Mines. Drilling re-commenced in July 2010.

At the Yanfolila Project in southern Mali, Gold Fields has now completed 23,286 metres of core, 14,167 metres of RC and 87,320 metres of aircore drilling since taking over full control of the project in
November 2009. Framework and infill RC and diamond drilling has been used to delineate shallow resources over Komana East and
West deposits as well as to test eight initial drill targets over five licenses. The aircore drilling has been used to sample the bedrock though the laterite cover which has outlined new target areas with encouraging intercepts at Gonka, Bokoro North, Bokoro Main and
Sanioumale West. Regional soil sampling was also completed over four Reconnaissance Licenses that generated 10,700 soil samples assayed for gold and multi-elements.

In Kyrgyzstan, where the Talas Project is located, the referendum on the constitution and the appointment of the new president, Roza
Otunbayeva, took place without incident on 27 June 2010 and the inauguration of Roza Otunbayeva took place on 3 July 2010.
Parliamentary elections are being scheduled for October 2010. Plans are in progress for geophysical surveys and drilling to be conducted on the Barkol License commencing 1 September 2010. Activity on the approved Taldybulak phase two drilling programme is scheduled to commence when Parliamentary elections and local administrative appointments are completed.

At the Arctic Platinum project in Finland bench-scale testing of hydrometallurgical extraction of metals continues to deliver positive results. Drilling to gain sufficient representative sample for a continuous pilot plant test is in planning.
Initial drilling projects
At the East Lachlan joint ventures in New South Wales, Australia, where Gold Fields has earned into an 80 per cent interest in two porphyry Au-Cu project areas (Wellington North and Cowal East) and is earning into 80 per cent on another two projects with Clancy
Exploration Ltd (ASX: ”CLY”), aircore drilling results at the Myall and
Cowal East concessions continue to return anomalous Cu and Au

11 I GOLD FIELDS RESULTS Q4F2010
values. These values are associated with widespread porphyry-style alteration and mineralisation.

At the Batangas joint ventures in the Philippines, where Gold Fields can earn up to a 75 per cent interest in three joint ventures with
Mindoro Resources Ltd. (TSX.V: “MIO”), a review of previous drilling at the Lobo joint venture has highlighted potential for both porphyry and structurally controlled epithermal mineralisation.

At the Woodjam project in British Columbia, Canada, where Gold
Fields can earn up to a 70 per cent interest in the Woodjam North joint venture with the Woodjam Partners (Fjordland Exploration Inc.
(TSX.V: “FEX”) and Cariboo Rose Resources (TSX.V: “CRB”)), a
second phase of diamond drilling has been completed on the
Woodjam North property and results have been positive. On 20 May
2010, Gold Fields signed a second joint venture agreement with the
Woodjam Partners to earn into 70 per cent on the adjacent Woodjam
South property. Drilling on both properties commenced in July 2010.
Near mine exploration
At St. Ives, the focus has been on the Argo–Athena camp with specific emphasis on resource conversion at Hamlet and start–up of underground drilling at Athena. Positive drilling results up to April
2010 at Hamlet contributed to the resource model being updated and a SAMREC compliant resource of 6.6 million tons at 4.86 grams per ton for 1.03 million ounces in situ was announced on 20 May 2010.
Deep scout drilling to confirm continuity of the high grade core to
1,000 metre below surface continued through June 2010 and the first intersection is expected by mid-July 2010.

Drilling was also directed at extending the Hamlet resources at shallower levels to the north and south of the geological model. At
Athena, mining of the access decline made good progress and the mineralisation was intersected at the expected position. Mine definition drilling from underground positions started in June 2010.

At Agnew, following the successful completion of surface directional drilling at Kim in April 2010, the rig was moved to the Main Lode North and a mother hole with four deflections was drilled to the 9500RL elevation (approximately 1,000 metre below surface and 400 metre below mining infrastructure).

At Cinderella, which is a shallow early-stage project located a short distance from Kim, a programme consisting of eighteen RC holes for
3,060 metre was completed and sampling is in progress. Results from the first hole at the southern end of the project returned very encouraging assays.

Drilling at Damang focused on extensional drilling below the Juno open pit, which is part of the Greater Damang project and scout drilling to the north and south of known mineralisation to determine the potential limits for future extensional programs.

Infill drilling of selected areas at Greater Damang is to be accelerated during the next quarter with the emphasis on extensional
opportunities. Scout drilling was also successfully completed below and to the north of the Amoanda pit shell, which was mined during
2005, and there are reasonable indications that the resource base at
Amoanda and Amoanda North can be expanded.

At Cerro Corona, in Peru, there has been no activity on the
Consolidada de Hualgayoc joint venture (50 per cent Gold Fields)
since exploration was suspended in September 2009 due to
community unrest. The joint venture is currently evaluating
alternatives to resume work in selected areas during financial 2011.

Corporate
New Chair
On 31 May 2010 Gold Fields announced that Alan Wright will retire as chair and director of Gold Fields with effect from the next Annual
General Meeting on 2 November 2010.

It is proposed that Mr Wright be replaced as chair by prominent businesswomen and activist, Dr Mamphela Ramphele. Dr Ramphele joined the board as non-executive director and deputy chair on 1 July.
Dr Ramphele, a former executive of the World Bank and vice-
chancellor of the University of Cape Town, is a director of Remgro,
Anglo American, Medi-Clinic and social entrepreneurial company
Letsemacircle.

Mr Wright’s departure in November will bring to an end a long and distinguished career at Gold Fields, which he commenced in 1969.
As Chief Executive Officer of Gold Fields of South Africa he was
instrumental in the formation of Gold Fields Limited in 1998. Mr
Wright was also deputy chair of Gold Fields from 1997 until he took over as chair in 2005.

Gold Fields CEO, Nick Holland, said: “Alan has overseen the
transformation of Gold Fields and his wealth of experience as well as commitment to the Company will be missed by all employees. On a personal level, he has been my mentor and I will miss his guidance in the exciting times ahead.”

Mr Holland added: “In Dr Ramphele we have found the ideal person to take over from Alan. As we advance on our path to being the world’s leading sustainable gold producer I can think of no better candidate than Dr Ramphele to lead us there.”
Approval of South Deep new order mining right
On 10 May 2010 Gold Fields announced that the South African
Department of Mineral Resources has approved, in terms of the requirements of the Mineral and Petroleum Resources development
Act 2002 (Act 28 of 2002) the conversion of the South Deep old order mining right into a new order mining right. Included in this approval, as a new right, is an additional portion of ground known as Uncle
Harry’s, which is contiguous to South Deep.

Gold Fields CEO, Nick Holland, said: “The cumulative effect of this approval, together with the previous conversions for Driefontein, Kloof and Beatrix granted in 2005, is that all of Gold Fields’ South African operations have now been granted their new order mining right.”
New loan facility
On 24 May 2010, Gold Fields announced that it had concluded a three year US$450 million revolving credit loan maturing on 30
September 2013, to refinance a US$311 million one-year facility that expired in May 2010. Gold Fields was seeking a minimum of US$300 million from the banks approached to support the revolving credit loan.

The new facility, agreed by Gold Fields with a consortium of nine banks, is charged at 175 basis points above the London Interbank
Offered Rate (Libor) compared with 275 basis points charged on the
US$311 million facility. This facility, which is currently undrawn, is for general corporate purposes and working capital requirements.
Samrec award
Gold Fields is particularly proud of receiving the IASSA/SAMREC award for the mining company that most closely followed the
SAMREC code in its reporting of resources and reserves as part of its annual financial statements and disclosure requirements in the 2009 calendar year.

The award was instituted to encourage listed companies to enter not only into the legal requirements for disclosure but also into the spirit of dissemination of information to investment analysts as well as investors in general – an aim that is vigorously promoted by the
Investment Analysts’ Society.

GOLD FIELDS RESULTS Q4F2010 I 12
Gold Fields has won the initial award, has been the recipient several times since its inception, and intends to do its utmost to ensure being a strong contender for this award in future years.
Peru safety standards lauded
Gold Fields announced on 9 April 2010 that it had been ranked first in the open pit mining category of the 13 th National Mining Safety
Contest of Peru. The contest, which takes place annually, is organised by the Mining Safety Institute of Peru in an effort to instil safe mining practices and ensure that the best occupational health and safety standards are maintained in the industry.
Gold Fields pioneers carbon trading in the gold
industry
Gold Fields announced on 26 May 2010 that it is set to become the world’s first gold mining company to sell Certified Emissions
Reductions (CERs); the financial securities used to trade carbon emissions. The CERs will be derived from the capture of methane gas at Beatrix. It is planned to sell 1,700,000 CERs to the European energy trading company Mercuria Energy Trading SA under forward contracts which will run until 2016. The transaction was brokered by
TFS Green, the carbon credits broker and environmental business of the worldwide Tradition Group.

CERs are traded globally and frequently bought by industrial companies as part of their efforts to alleviate their own carbon emission obligations. At current CER values and exchange rates, the
CER contract is worth about R200 million over 5 years. Gold Fields will use the funds to finance a number of projects linked to methane capture.

Cash dividend

In line with the company’s policy to pay out 50 per cent of its earnings, subject to investment opportunities, a final dividend has been declared payable to shareholders as follows:

final dividend number 73:
70 SA cents per share
last date to trade cum- dividend: Friday 20 August 2010
sterling and US dollar conversion date:      Monday 23 August 2010
trading commences ex dividend:
Monday 23 August 2010
record date: Friday 27 August 2010
payment date: Monday 30 August 2010

Share certificates may not be dematerialised or rematerialised between Monday, 23 August 2010 and Friday, 27 August 2010, both dates inclusive.

Outlook

For the year ended 30 June 2011, attributable equivalent gold production is estimated at between 3.5 million ounces and 3.8 million ounces. Total cash cost is estimated at between US$650 per ounce
(R157,000 per kilogram) and US$690 per ounce (R166,000 per
kilogram). Notional cash expenditure (NCE) per ounce/kilogram, defined as operating costs plus capital expenditure divided by gold production, is estimated at between US$925 per ounce (R223,000 per kilogram) and US$975 per ounce (R235,000 per kilogram). This estimate is based on an exchange rate of R/US$7.50 and
US$/A$0.88. The above is subject to the forward looking statement.
The estimated financial information has not been reviewed and reported on by the Gold Fields’ auditors in accordance with Section
8.40 (a) of the Listing Requirements of the JSE Limited.

Change in year-end
Gold Fields is in the process of changing its financial year-end from
June to December to align our reporting with our peers in the gold mining industry. This will result in a six month reporting period ending
31 December 2010, followed by the new financial year ending 31
December 2011.

Basis of accounting

The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies and disclosure requirements used in the
preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.
Audit review
The condensed consolidated preliminary financial information for the year ended 30 June 2010 has been reviewed in accordance with
International Standards on Review Engagements 2410 – “Review of
interim financial information performed by the Independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualified review opinion is available on request from the Company Secretary and on the website.

N.J. Holland
Chief Executive Officer
5 August 2010

13 I GOLD FIELDS RESULTS Q4F2010
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Year ended
SOUTH AFRICAN RAND
June
2010
March
2010
June
2009
June
2010
June
2009
Revenue
8,802.7
7,279.9
7,779.4
31,565.3
29,086.9
Operating costs, net
5,064.7
4,709.8           4,441.7        18,992.1
17,623.6
-
Operating
costs
5,102.5
4,758.3
4,491.9
19,170.3
17,833.9
- Gold inventory change
(37.8)
(48.5)             (50.2)           (178.2)
(210.3)
Operating profit
3,738.0
2,570.1
3,337.7
12,573.2
11,463.3
Amortisation and depreciation
1,368.2
1,139.3          1,067.1          4,837.3
4,142.3
Net operating profit
2,369.8
1,430.8
2,270.6
7,735.9
7,321.0
Net interest paid
(33.4)
(44.7)           (170.7)           (150.4)
(609.9)
Share of gain/(loss) of associates after taxation
86.2
4.1             (11.6)             118.3
(141.3)
Gain/(loss) on foreign exchange
6.0
(15.6)             (76.4)             (64.6)
91.7
Gain/(loss) on financial instruments
19.1
(25.0)               70.9
(192.4)
(55.9)
Share-based payments
(46.1)
(120.9)            (20.0)            (408.2)
(303.4)
Other
(119.9)
(96.4)           (126.3)           (247.0)
(240.2)
Exploration
(185.5)
(126.9)           (170.7)           (612.9)
(508.3)
Profit before taxation and exceptional items
2,096.2
1,005.4
1,765.8
6,178.7
5,553.7
Exceptional (loss)/gain
(144.1)
22.3         (1,252.4)
977.0
(1,346.1)
Profit before taxation
1,952.1
1,027.7
513.4
7,155.7
4,207.6
Mining and income taxation
864.5
547.2             657.2
2,881.2
2,353.5
-
Normal
taxation
339.6
155.4
426.2
1,231.1
1,219.0
-
Royalties
220.8
117.2               96.2             543.0
339.4
-
Deferred
taxation
304.1
274.6              134.8
1,107.1
795.1
Net profit/(loss)
1,087.6
480.5
(143.8)
4,274.5
1,854.1
Attributable to:
- Owners of the parent
899.9
315.7            (293.3)         3,631.4
1,535.6
- Non-controlling interest
187.7
164.8              149.5            643.1
318.5
Exceptional items:
Profit /(loss) on sale of investments
63.8
24.4                64.9            846.9
(148.0)
Profit/(loss) on sale of assets
0.5
0.9               (5.7)                2.5
4.3
Restructuring costs
(11.8)
(1.7)            (103.3)            (16.7)
(125.5)
Insurance claim – South Deep
-
-                    -                    -
131.4
Driefontein 9 shaft closure costs
-
-                 1.9
-
1.9
Gain on financial instrument
-
-                    -
402.1
-
Impairment of investments
(196.6)
(1.3)        (1,209.5)            (257.8)
(1,209.5)
Other
-
-               (0.7)
-
(0.7)
Total exceptional items
(144.1)
22.3
(1,252.4)
977.0
(1,346.1)
Taxation
(7.0)
0.3               40.3
(178.6)
(7.1)
Net exceptional items after taxation and minorities
(151.1)
22.6
(1,212.1)
798.4
(1,353.2)
Net earnings/(loss)
899.9
315.7
(293.3)
3,631.4
1,535.6
Net earnings/(loss) per share (cents)
128
44                (46)                515
229
Diluted earnings/(loss) per share (cents)
125
44                (46)                 508
227
Headline earnings
1,039.1
292.0
855.4
3,164.1
2,890.0
Headline earnings per share (cents)
147
41                126                449
431
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation
945.4
320.1
949.3
2,912.2
2,980.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation (cents)
134
45
140
413
445
Gold sold – managed
kg
30,623
27,405
30,729
119,354
114,760
Gold price received
R/kg
287,454
265,641          253,162          264,468
253,459
Total cash cost
R/kg
166,215
169,538          140,916          157,360
149,398
Statement of comprehensive income
International Financial Reporting Standards Basis
Quarter
Year ended
SOUTH AFRICAN RAND
June
2010
March
2010
June
2009
June
2010
June
2009
Net profit/(loss) for the quarter
1,087.6
480.5           (143.8)          4,274.5
1,854.1
Other comprehensive income/(expenses), net of tax
170.4
(556.1)        (2,923.5)           (751.3)
(1,912.4)
Marked to market valuation of listed investments
19.4
(134.0)                7.3
(322.8)
(712.7)
Currency translation adjustments and other
155.8
(430.7)         (2,463.4)          (512.2)
(827.5)
Dilution loss on associate
-
-            (331.9)
-
(331.9)
Share of equity investee’s other comprehensive income
(2.4)
(0.1)             (34.5)
9.9
60.7
Deferred taxation on marked to market valuation of listed investments
(2.4)
8.7           (101.0)
73.8
(101.0)
Total comprehensive income/(loss) for the quarter
1,258.0
(75.6)         (3,067.3)          3,523.2
(58.3)
Attributable to:
- Owners of the parent
1,066.1
(234.9)         (3,188.0)          2,888.9
(359.1)
- Non-controlling interest
191.9
159.3              120.7             634.3
300.8
1,258.0
(75.6)         (3,067.3)          3,523.2
(58.3)

GOLD FIELDS RESULTS Q4F2010 I 14
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Year ended
UNITED STATES DOLLARS
June
2010
March
2010
June
2009
June
2010
June
2009
Revenue
1,169.2
971.2
902.2
4,164.3
3,228.3
Operating costs, net
673.1
627.6             516.9
2,505.6
1,956.0
-
Operating
costs
678.1
634.1
522.7
2,529.1
1,979.3
- Gold inventory change
(5.0)
(6.5)              (5.8)             (23.5)
(23.3)
Operating profit
496.1
343.6
385.3
1,658.7
1,272.3
Amortisation and depreciation
181.7
152.0             124.0             638.2
459.7
Net operating profit
314.4
191.6
261.3
1,020.5
812.6
Net interest paid
(4.4)
(5.9)             (19.8)            (19.8)
(67.7)
Share of gain/(loss) of associates after taxation
11.4
0.5              (1.5)               15.6
(15.7)
Gain/(loss) on foreign exchange
0.8
(2.1)              (8.2)              (8.5)
10.2
Gain/(loss) on financial instruments
2.4
(3.4)                7.6
(25.4)
(6.2)
Share-based payments
(6.3)
(16.1)              (2.8)             (53.9)
(33.7)
Other
(15.9)
(12.7)             (14.3)            (32.6)
(26.7)
Exploration
(24.7)
(16.9)             (19.5)            (80.9)
(56.4)
Profit before taxation and exceptional items
277.7
135.0
202.8
815.0
616.4
Exceptional (loss)/gain
(18.6)
3.9           (139.2)             128.9
(149.4)
Profit before taxation
259.1
138.9
63.6
943.9
467.0
Mining and income taxation
114.7
73.3                76.0            380.1
261.2
-
Normal
taxation
45.1
21.1
48.7
162.4
135.3
-
Royalties
29.2
15.6               11.2               71.6
37.7
-
Deferred
taxation
40.4
36.6               16.1              146.1
88.2
Net profit/(loss)
144.4
65.6             (12.4)              563.8
205.8
Attributable to:
- Owners of the parents
119.5
43.7             (29.3)              479.0
170.5
- Non-controlling interest
24.9
21.9               16.9                84.8
35.3
Exceptional items:
Profit/(loss) on sale of investments
8.8
3.8                6.8
111.8
(16.4)
Profit/(loss) on sale of assets
-
0.2              (0.6)                0.3
0.5
Restructuring costs
(1.6)
(0.2)             (11.5)             (2.2)
(13.9)
Insurance claim – South Deep
-
-                 0.3                  -
14.6
Driefontein 9 shaft closure costs
-
0.3                 0.2                  -
0.2
Gain on financial instrument
0.1
-                     -
53.0
-
Impairment of investments
(25.9)
(0.2)            (134.2)            (34.0)
(134.2)
Other
-
-                (0.2)
-
(0.2)
Total exceptional items
(18.6)
3.9
(139.2)
128.9
(149.4)
Taxation
(1.0)
(0.1)                4.4
(23.6)
(0.8)
Net exceptional items after taxation and minorities
(19.6)
3.8           (134.8)             105.3
(150.2)
Net earnings/(loss)
119.5
43.7
(29.3)
479.0
170.5
Net earnings/(loss) per share (cents)
17
6                 (5)                  68
25
Diluted earnings/(loss) per share (cents)
17
6                 (5)                  67
25
Headline earnings
137.8
39.9
98.7
417.4
320.8
Headline earnings per share (cents)
20
6                 15                   59
48
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation
125.4
43.5
109.0
384.2
330.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation (cents)
18
6
16
54
49
South African rand/United States dollar conversion rate
7.51
7.50
8.56
7.58
9.01
South African rand/Australian dollar conversion rate
6.66
6.76               6.46                6.68
6.67
Gold sold – managed
oz (000)
985
881
988
3,837
3,690
Gold price received
US$/oz
1,191
1,102               920
1,085
875
Total cash cost
US$/oz
688
703                512               646
516
Statement of comprehensive income
International Financial Reporting Standards Basis
Quarter
Year ended
UNITED STATES DOLLARS
June
2010
March
2010
June
2009
June
2010
June
2009
Net profit/(loss) for the quarter
144.4
65.6             (12.4)             563.8
205.8
Other comprehensive income/(expenses), net of tax
(154.0)
160.6             520.3             241.3
(252.8)
Marked to market valuation of listed investments
2.5
(17.9)               (0.5)            (42.6)
(79.1)
Currency translation adjustments and other
(155.9)
177.3             572.4             272.9
(132.4)
Dilution loss on associate
-
-            (36.8)
-
(36.8)
Share of equity investee’s other comprehensive income
(0.3)
-              (3.6)                1.3
6.7
Deferred taxation on marked to market valuation of listed investments
(0.3)
1.2             (11.2)
9.7
(11.2)
Total comprehensive income/(loss) for the quarter
(9.6)
226.2             507.9            805.1
(47.0)
Attributable to:
- Owners of the parent
(23.5)
189.9             447.1             701.5
(72.1)
- Non-controlling interest
13.9
36.3               60.8             103.6
25.1
(9.6)
226.2              507.9            805.1
(47.0)

15 I GOLD FIELDS RESULTS Q4F2010
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
June
2010
June
2009
June
2010
June
2009
Net earnings for the year
3,631.4
1,535.6
479.0
170.5
(Profit)/loss on sale of investments
(846.9)
148.0
(111.8)
16.4
Taxation effect on sale of investments
124.0
-
16.5
-
(Profit)/loss on sale of assets
(2.5)
(4.3)
(0.3)
(0.5)
Taxation effect on sale of assets
0.3
1.2
-
0.2
Impairment of investments
257.8
1,209.5
34.0
134.2
Headline earnings for the year
3,164.1
2,890.0
417.4
320.8
Headline earnings per share – cents
449
431
59
48
Based on headline earnings as given above divided by 705,364,200 for financial 2010
(financial 2009 – 670,328,262) being the weighted average number of ordinary shares in issue.

Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
June
2010
June
2009
June
2010
June
2009
Property, plant and equipment
52,813.4
48,337.4
6,976.7
5,997.2
Goodwill
4,458.9
4,458.9
589.0
553.2
Non-current assets
1,012.5
886.7
133.8
110.0
Investments
1,035.9
2,970.8
136.8
368.6
Current assets
9,019.5
8,548.1
1,191.5
1,060.6
- Other current assets
5,229.0
5,744.2
690.8
712.7
- Cash and deposits
3,790.5
2,803.9
500.7
347.9
Total assets
68,340.2
65,201.9
9,027.8
8,089.6
Shareholders’ equity
45,448.9
42,669.4
6,003.8
5,294.0
Deferred taxation
7,142.7
6,128.8
943.6
760.4
Long-term loans
3,255.1
6,334.3
430.0
785.9
Environmental rehabilitation provisions
2,295.5
2,267.9
303.2
281.4
Post-retirement health care provisions
22.1
20.5
2.9
2.5
Other long-term provisions
-
31.2
-
3.9
Current liabilities
10,175.9
7,749.8
1,344.3
961.5
- Other current liabilities
4,943.9
5,188.6
653.2
643.7
- Current portion of long-term loans
5,232.0
2,561.2
691.1
317.8
Total equity and liabilities
68,340.2
65,201.9
9,027.8
8,089.6
South African rand/US dollar conversion rate
7.57
8.06
South African rand/Australian dollar conversion rate
6.57
6.43

Debt maturity ladder
Figures are in millions unless otherwise stated
F2011
F2012
F2013
F2014
onwards
Total
Available loan facilities (committed and uncommitted), including preference shares and commercial paper
Rand million 6,573.8 - 1,500.0 1,500.0
9,573.8
US dollar million 100.0 500.0 - 450.0
1,050.0
Dollar debt translated to rand 757.0 3,785.0 - 3,406.5
7,948.5
Total (R’m)
7,330.8
3,785.0
1,500.0
4,906.5
17,522.3
Utilisation – Loan facilities (committed and uncommitted), including preference shares and commercial paper
Rand million 4,475.0 - - -
4,475.0
US dollar million 100.0 430.0 - -
530.0
Dollar debt translated to rand 757.0 3,255.1 - -
4,012.1
Total (R’m)
5,232.0
3,255.1
-
-
8,487.1
Long-term loans per balance sheet (R’m)
3,255.1
Current portion of long-term loans per balance sheet (R’m)
5,232.0
Total loans per balance sheet (R’m)
8,487.1
Exchange rate: US$1 = R7.57 being the closing rate at the end of the June 2010 quarter.

GOLD FIELDS RESULTS Q4F2010 I 16
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
YEAR ENDED 30 JUNE 2010
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 June 2009
31,465.6
(1,135.7)
9,876.2
2,463.3
42,669.4
Total comprehensive (expenses)/income -
(742.5)
3,631.4
634.3
3,523.2
Profit for the year
-
-
3,631.4
643.1
4,274.5
Other comprehensive expenses
-
(742.5)
-
(8.8)
(751.3)
Dividends
paid
-
-                  (917.1)                (175.2)
(1,092.3)
Share-based
payments
-
408.2                          -                         -
408.2
Transactions with minority interest
-
-
-
(116.4)
(116.4)
Exercise of employee share options
56.8
-
-
-
56.8
Balance as at 30 June 2010
31,522.4
(1,470.0)
12,590.5
2,806.0
45,448.9
UNITED STATES DOLLARS
YEAR ENDED 30 JUNE 2010
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 June 2009
4,589.9
(959.3)
1,357.8
305.6
5,294.0
Total comprehensive income
-
222.5
479.0
103.6
805.1
Profit for the year
-
-
479.0
84.8
563.8
Other comprehensive income
-
222.5
-
18.8
241.3
Dividends paid
-
-
(118.1)
(23.1)
(141.2)
Share-based payments
-
53.9
-
-
53.9
Transactions with minority interest
-
-
-
(15.4)
(15.4)
Exercise of employee share options
7.4
-
-
-
7.4
Balance as at 30 June 2010
4,597.3
(682.9)
1,718.7
370.7
6,003.8
SOUTH AFRICAN RAND
YEAR ENDED 30 JUNE 2009
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 June 2008
31,369.0
455.6
9,321.6
1,415.0
42,561.2
Total comprehensive income
-
(1,894.7)
1,535.6
300.8
(58.3)
Profit for the year
-
-
1,535.6
318.5
1,854.1
Other comprehensive income/(expenses)
-
(1,894.7)
-
(17.7)
(1,912.4)
Dividends
paid
-                           -
(981.0)                          -
(981.0)
Share-based payments
-
303.4
-
-
303.4
Transactions with minority interest
-
-
-
747.5
747.5
Mvela share issue on conclusion of transaction
25.0
-
-
-
25.0
Exercise of employee share options
71.6
-
-
-
71.6
Balance as at 30 June 2009
31,465.6
(1,135.7)
9,876.2
2,463.3
42,669.4
UNITED STATES DOLLARS
YEAR ENDED 30 JUNE 2009
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 June 2008
4,579.1
(750.4)
1,308.5
182.9
5,320.1
Total comprehensive income
-
(242.6)
170.5
25.1
(47.0)
Profit for the year
-
-
170.5
35.3
205.8
Other comprehensive income/(expenses)
-
(242.6)
-
(10.2)
(252.8)
Dividends paid
-
-
(121.2)
-
(121.2)
Share-based payments
-
33.7
-
-
33.7
Transactions with minority interest
-
-
-
97.6
97.6
Mvela share issue on conclusion of transaction
2.8
-
-
-
2.8
Exercise of employee share options
8.0
-
-
-
8.0
Balance as at 30 June 2009
4,589.9
(959.3)
1,357.8
305.6
5,294.0

17 I GOLD FIELDS RESULTS Q4F2010

Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Year to date
SOUTH AFRICAN RAND
June
2010
March
2010
June
2009
June
2010
June
2009
Cash flows from operating activities
3,649.7
2,583.5
2,281.6
9,601.3
6,984.2
Profit before tax and exceptional items
2,096.2
1,005.4
1,765.8
6,178.7
5,553.7
Exceptional items
(144.1)
22.3        (1,252.4)
977.0
(1,346.1)
Amortisation and depreciation
1,368.2
1,139.3          1,067.1          4,837.3
4,142.3
Change in working capital
767.0
705.8           (125.8)
17.0
(1,183.8)
Taxation paid
(545.5)
(390.7)           (322.5)
(1,764.2)
(1,812.8)
Other non-cash items
107.9
101.4          1,149.4           (644.5)
1,630.9
Dividends paid
(175.2)
(353.0)
(0.1)
(1,092.3)
(981.0)
Ordinary shareholders
-
(353.0)
(0.1)
(917.1)
(981.0)
Outside shareholders
(175.2)
-                   -
(175.2)
-
Cash flows from investing activities
(1,890.2)
(1,754.2)
(1,577.9)
(7,434.4)
(7,285.8)
Capital expenditure – additions
(2,156.9)
(1,871.8)
(1,790.5)
(7,742.3)
(7,649.2)
Capital expenditure – proceeds on disposal
2.4
0.8              19.4                 8.7
32.0
(Purchase)/sale of subsidiaries
-
-                   -
(340.1)
45.0
Royalty termination
-
-                   -
(1,998.9)
-
Purchase of investments
(3.6)
(47.3)            (17.9)              (97.2)
(99.3)
Proceeds on the disposal of investments
339.8
172.0            282.0
2,830.8
482.0
Environmental and post-retirement health care payments
(71.9)
(7.9)            (70.9)             (95.4)
(96.3)
Cash flows from financing activities
(665.9)
577.8
(274.0)
(75.3)
2,086.7
Loans received
2,444.1
2,662.0
1,143.0
12,275.5
10,210.8
Loans repaid
(3,001.0)
(2,095.7)        (1,392.2)       (12,291.2)
(8,231.0)
Minority shareholders loans (repaid)/received
(116.4)
-             (54.3)           (116.4)
10.3
Shares issued
7.4
11.5               29.5               56.8
96.6
Net cash inflow
918.4
1,054.1
429.6
999.3
804.1
Translation adjustment
47.2
(57.4)          (162.6)             (12.7)
(7.5)
Cash at beginning of period
2,824.9
1,828.2         2,536.9            2,803.9
2,007.3
Cash at end of period
3,790.5
2,824.9
2,803.9
3,790.5
2,803.9
*Cash flow before financing activities
1,759.5
829.3
703.7
2,166.9
(301.6)
Quarter
Year to date
UNITED STATES DOLLARS
June
2010
March
2010
June
2009
June
2010
June
2009
Cash flows from operating activities
482.1
344.8
264.9
1,271.4
778.4
Profit before tax and exceptional items
277.7
135.0
202.8
815.0
616.4
Exceptional items
(18.6)
3.9           (139.2)             128.9
(149.4)
Amortisation and depreciation
181.7
152.0             124.0             638.2
459.7
Change in working capital
100.9
91.6             (15.9)
2.2
(131.4)
Taxation paid
(73.6)
(50.3)             (35.2)           (227.9)
(197.9)
Other non-cash items
14.0
12.6             128.4             (85.0)
181.0
Dividends paid
(23.1)
(45.5)
-
(141.2)
(121.2)
Ordinary shareholders
-
(45.5)
-
(118.1)
(121.2)
Outside shareholders
(23.1)
-                    -
(23.1)
-
Cash flows from investing activities
(239.7)
(234.1)
(184.4)
(960.6)
(809.6)
Capital expenditure – additions
(286.5)
(249.5)
(209.4)
(1,021.4)
(849.0)
Capital expenditure – proceeds on disposal
0.3
0.1                2.2                 1.2
3.6
(Purchase)/sale of subsidiaries
-
-                0.1
(43.0)
5.0
Royalty termination
-
-                    -
(257.1)
-
Purchase of investments
(0.4)
(6.5)              (1.9)             (13.5)
(12.8)
Proceeds on the disposal of investments
56.4
22.9               32.5             385.8
54.3
Environmental and post-retirement health care payments
(9.5)
(1.1)              (7.9)            (12.6)
(10.7)
Cash flows from financing activities
(88.0)
77.5
(52.2)
(25.6)
255.7
Loans received
322.9
354.9
133.5
1,619.9
1,137.9
Loans repaid
(396.5)
(278.9)          (182.4)
(1,637.5)
(892.9)
Minority shareholders loans (repaid)/received
(15.4)
-             (6.7)              (15.4)
-
Shares issued
1.0
1.5               3.4                 7.4
10.7
Net cash inflow
131.3
142.7
28.3
144.0
103.3
Translation adjustment
(14.9)
2.6              54.2                 8.8
(6.3)
Cash at beginning of period
384.3
239.0            265.4              347.9
250.9
Cash at end of period
500.7
384.3
347.9
500.7
347.9
*Cash flow before financing activities
242.4
110.7
80.5
310.8
(31.2)
*Cash flow before financing activities is defined as the sum of cash flows from operating activities and cash flows from investing activities.

GOLD FIELDS RESULTS Q4F2010 I 18

Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
• to protect cash flows at times of significant expenditure;
• for specific debt servicing requirements; and
• to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments – those outstanding at 30 June 2010 are described below.
South Africa forward cover contracts*
South African rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies.
Outstanding at the end of June 2010 were the following contracts:
• US$/ZAR - US$3.5 million in total, with a positive marked to market value of US$0.6 million.
• A$/ZAR – A$9.3 million in total, with a positive marked to market value of US$0.3 million.
Copper financial instruments*
Peru
During June 2009, 8,705 tons or approximately 50 per cent of Cerro Corona’s expected copper production for financial 2010 was sold forward for monthly deliveries, starting on 24 June 2009 to 23 June 2010. The average forward price for the monthly deliveries was
US$5,001 per ton. An additional 8,705 tons of Cerro Corona’s expected copper production for financial 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of US$4,600 per ton with full participation up to a maximum price of US$5,400 per ton.
The remaining 1,890 tons sold forward and the remaining 1,890 tons under the zero cost collar outstanding at the end of March 2010 were settled during the June quarter at realised gains of R13 million (US$2 million).
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

19 I GOLD FIELDS RESULTS Q4F2010
Operating and financial results
SOUTH AFRICAN RAND
South Africa Region
Total
Mine
Operations
Total
Driefontein
Kloof
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tons)
June 2010
14,863
3,931                    1,594              1,157                      717                          463
March 2010
14,263
3,580                    1,402             1,028                       726                          424
Financial year ended 56,702
15,115                     6,084             4,299                    3,051                      1,681
Yield (grams per ton)
June 2010
2.1
3.9                        3.6                  3.8                        4.0                          4.7
March 2010 1.9
3.4                        3.3                  3.3                        3.5                         4.2
Financial year ended 2.1
4.0                        3.6                  4.1                        4.0                         4.9
Gold produced (kilograms)
June 2010
30,818
15,184                      5,783             4,369                     2,856                    2,176
March 2010 27,391
12,297                     4,575              3,344                      2,577                   1,801
Financial year ended 119,470
60,124                   22,076            17,624                    12,188                   8,236
Gold sold (kilograms)
June 2010
30,623
15,184                      5,783              4,369                      2,856                   2,176
March 2010 27,405
12,297                     4,575              3,344                      2,577                    1,801
Financial year ended 119,354
60,124                   22,076            17,624                   12,188                     8,236
Gold price received (Rand per kilogram)
June 2010
287,454
289,482                   289,538         289,082                  289,391                290,257
March 2010
265,641
266,813                   267,016         266,477                 267,055                 266,574
Financial year ended 264,468
264,435                   264,704         263,737                 264,088                 265,724
Total cash cost (Rand per kilogram)
June 2010
166,215
187,770                   175,584         196,201                 189,216                 201,333
March 2010 169,538
214,467                   195,650         237,978                 206,092                 230,594
Financial year ended 157,360
180,392                   168,568         187,154                 180,358                 197,669
Notional cash expenditure (Rand per kilogram)
June 2010
235,223
272,669                   233,910          274,319                260,049                 388,925
March 2010 241,860
310,490                   258,907          327,482               274,466                  461,521
Financial year ended 224,979
261,323                  225,208           256,962               239,867                  399,211
Operating costs (Rand per ton)
June 2010
343
739                       639                   763                      774                        967
March 2010 334
763                       660                   808                      758
1,007
Financial year ended 338
741                        630                   797                     745                       996
Financial Results (Rand million)
Revenue
June 2010
8,802.7
4,395.5                    1,674.4            1,263.0                  826.5                   631.6
March 2010 7,279.9
3,281.0
1,221.6               891.1                 688.2                    480.1
Financial year ended 31,565.3
15,898.9                    5,843.6             4,648.1              3,218.7                2,188.5
Operating costs, net
June 2010
5,064.7
2,904.5
    1,018.8                882.9                555.2                    447.6
March 2010 4,709.8
2,732.8                       925.0               830.5                550.2                    427.1
Financial year ended 18,992.1
11,203.9                     3,832.1            3,424.3              2,272.9                1,674.6
- Operating costs
June 2010
5,102.5
2,904.5
1,018.8                882.9                 555.2                   447.6
March 2010 4,758.3
2,732.8                       925.0               830.5                  550.2                   427.1
Financial year ended
19,170.3
11,203.9                     3,832.1            3,424.3               2,272.9                1,674.6
- Gold inventory change
June 2010
(37.8)
-                             -                       -                         -                          -
March 2010 (48.5)
-                             -                       -                         -                          -
Financial year ended (178.2)
-                             -                       -                         -                           -
Operating profit
June 2010
3,738.0
1,491.0                        655.6                380.1                  271.3                  184.0
March 2010 2,570.1
548.2                       296.6                  60.6                  138.0                     53.0
Financial year ended 12,573.2
4,695.0                     2,011.5             1,223.8                  945.8                   513.9
Amortisation of mining assets
June 2010
1,328.4
660.8                        190.0                209.5                  136.8                  124.5
March 2010
1,105.0
536.2                        139.1                167.0                  118.3                  111.8
Financial year ended 4,692.3
2,416.1                         621.7               800.3                  541.6                   452.5
Net operating profit
June 2010
2,409.6
830.2                        465.6                170.6                  134.5                     59.5
March 2010 1,465.1
12.0                        157.5
(106.4)                      19.7                 (58.8)
Financial year ended
7,880.9
2,278.9                      1,389.8             423.5                    404.2
61.4
Other (expenses)/income
June 2010
(220.9)
(140.4)                        (28.5)             (46.6)                    (9.7)                 (55.6)
March 2010 (225.7)
(105.7)                        (14.0)             (21.1)                   (12.1)                 (58.5)
Financial year ended (979.7)
(424.1)                        (92.3)            (105.5)                  (43.4)                (182.9)
Profit/(loss) before taxation
June 2010
2,188.7
689.8                        437.1               124.0                   124.8                       3.9
March 2010 1,239.4
(93.7)                        143.5             (127.5)
7.6                 (117.3)
Financial year ended 6,901.2
1,854.8                      1,297.5            318.0                     360.8                 (121.5)
Mining and income taxation
June 2010
879.3
277.3                         167.2               54.2                      50.9                       5.0
March 2010
542.6
1.7                           38.7                3.6                        6.4
(47.0)
Financial year ended 2,681.1
696.0                          447.9            144.8                    148.6                  (45.3)
- Normal taxation
June 2010
346.8
88.2                             83.9               3.2                        1.1
-
March 2010 139.8
(21.9)                         (16.9)            (4.8)                      (0.2)
-
Financial year ended
1,004.8
225.6                          203.4               20.1
2.1 -
- Royalties
June 2010
220.7
48.3                             34.3              6.8                        4.1                         3.1
March 2010 117.2
12.9                             9.3                1.4                       1.3                          0.9
Financial year ended 542.9
61.2                            43.6              8.2                        5.4                          4.0
- Deferred taxation
June 2010
311.8
140.8                             49.0            44.2                      45.7                          1.9
March 2010 285.6
10.7                             46.3             7.0                        5.3
(47.9)
Financial year ended 1,133.4
409.2                          200.9           116.5                    141.1                  (49.3)
Profit/(loss) before exceptional items
June 2010
1,309.4
412.5                           269.9            69.8                      73.9                    (1.1)
March 2010
696.8
(95.4)                          104.8
(131.1)
1.2                  (70.3)
Financial year ended 4,220.1
1,158.8                           849.6           173.2                    212.2                   (76.2)
Exceptional items
June 2010
(9.2)
(9.1)                           (0.9)            (2.6)                     (2.5)                    (3.1)
March 2010 (0.9)
(0.9)                                -                    -
0.8 (1.7)
Financial year ended
(9.8)
(9.9)                             0.9              (0.7)                     (5.3)                   (4.8)
Net profit/(loss)
June 2010
1,300.2
403.4                           269.0             67.2                      71.4                   (4.2)
March 2010 695.9
(96.3)                          104.8
(131.1)
2.0                  (72.0)
Financial year ended 4,210.3
1,148.9                           850.5           172.5                     206.9                 (81.0)
June 2010
1,303.4
411.1                           269.4             68.7                       75.3                  (2.3)
March 2010 713.5
(96.1)                          104.8
(131.1)
1.2                   (71.0)
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Financial year ended 4,362.2
1,156.7                           849.8           172.8                    212.2                   (78.1)
Capital expenditure
June 2010
2,146.6
1,235.7                         333.9             315 .6                    187.5                   398.7
March 2010
1,866.5
1,085.3                          259.5             264.6                    157.1                   404.1
Financial year ended 7,707.9
4,507.9                       1,139.6          1,104.4                    650.6                1,613.3

GOLD FIELDS RESULTS Q4F2010 I 20
Operating and financial results
SOUTH AFRICAN RAND
West Africa Region
South
America
Region
Australasia Region
#
Ghana
Peru
Australia
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating Results
June 2010
7,517                6,192                   1,325
1,485
1,930
1,746                  184
Ore milled/treated (000 tons)
March 2010
7,296               5,942                    1,354
1,554
1,833
1,619                   214
Financial year ended
27,744               22,716                  5,028
6,141
7,702
6,819                   883
Yield (grams per ton)
June 2010
1.1                    1.0                       1.3
2.0
2.4
2.1                   5.4
March 2010
1.0                    0.9                      1.2
2.2
2.5
2.1                   5.9
Financial year ended
1.0                   1.0                       1.3
2.0
2.4
1.9                   5.8
Gold produced (kilograms)
June 2010
7,993                6,226                   1,767
3,001
4,640
3,654                   986
March 2010
7,054                5,374                  1,680
3,428
4,612
3,342                   1,270
Financial year ended
28,866               22,415                  6,451
12,243
18,237
13,097                   5,140
Gold sold (kilograms)
June 2010
7,993                6,226                   1,767
2,806
4,640
3,654                   986
March 2010
7,054               5,374                   1,680
3,442
4,612
3,342                   1,270
Financial year ended
28,866               22,415                 6,451
12,127
18,237
13,097                   5,140
Gold price received (Rand per kilogram)
June 2010
288,953               288,853            289,304
266,358
290,991
291,927                   287,525
March 2010
268,599               268,013            270,476
256,450
264,853
264,692                   265,276
Financial year ended
267,044               267,183           266,563
257,162
265,356
266,588                   262,218
Total cash cost (Rand per kilogram)
June 2010
150,307               144,748           169,892
89,202
169,655
167,022                   179,412
March 2010
141,877               136,156           160,179
73,068
164,050
176,361                   131,654
Financial year ended
137,397               130,636            160,890
84,737
161,315
173,085                   131,323
Notional cash expenditure (Rand per kilogram)
June 2010
192,068               186,219             212,677
121,326
260,690
236,754                   349,391
March 2010
188,730               188,742             188,690
128,238
224,588
239,707                   184,803
Financial year ended
182,786               181,115             188,591
136,650
231,239
238,345                   213,132
Operating costs (Rand per ton)
June 2010
152               137                        218
172
415
363                   916
March 2010
134               122                       187
166
431
381                   810
Financial year ended
141               129                        197
167
392
343                   767
Financial Results (Rand million)
Revenue
June 2010
2,309.6               1,798.4                 511.2
747.4
1,350.2
1,066.7                   283.5
March 2010
1,894.7               1,440.3                454.4
882.7
1,221.5
884.6                   336.9
Financial year ended
7,708.5               5,988.9             1,719.6
3,118.6
4,839.3
3,491.5                   1,347.8
Operating costs, net
June 2010
1,139.5               853.7                  285.8
242.0
778.7
596.5                   182.2
March 2010
987.0               724.0                 263.0
253.9

736.1
566.4                   169.7
Financial year ended
3,853.2               2,846.8            1,006.4
1,014.0
2,921.0
2,239.9                   681.1
- Operating costs
June 2010
1,140.1               850.9                   289.2
256.1
801.8
633.2                   168.6
March 2010
978.6               725.5                  253.1
257.5
789.4
616.1                   173.3
Financial year ended
3,923.9               2,933.4                990.5
1,024.2
3,018.3
2,341.2                   677.1
- Gold inventory change
June 2010
(0.6)                  2.8
(3.4)
(14.1)
(23.1)
(36.7)                   13.6
March 2010
8.4               (1.5)                        9.9
(3.6)
(53.3)
(49.7)                   (3.6)
Financial year ended
(70.7)               (86.6)                     15.9
(10.2)
(97.3)
(101.3)                   4.0
Operating profit
June 2010
1,170.1               944.7                    225.4
505.4
571.5
470.2                   101.3
March 2010
907.7               716.3                  191.4
628.8
485.4
318.2                   167.2
Financial year ended
3,855.3               3,142.1               713.2
2,104.6
1,918.3
1,251.6                   666.7
Amortisation of mining assets
June 2010
292.7               252.0                     40.7
109.2
265.7
March 2010
234.1               204.3                     29.8
103.0
231.7
Financial year ended
971.7               841.7                   130.0
419.1
885.4
Net operating profit
June 2010
877.4               692.7                    184.7
396.2
305.8
March 2010
673.6               512.0                   161.6
525.8
253.7
Financial year ended
2,883.6               2,300.4                 583.2
1,685.5
1,032.9
Other (expenses)/income
June 2010
(34.9)               (27.9)                   (7.0)
(36.4)
(9.2)
March 2010
(30.0)               (24.4)                   (5.6)
(68.4)
(21.6)
Financial year ended
(107.6)               (82.5)                 (25.1)
(403.9)
(44.1)
Profit/(loss) before taxation
June 2010
842.5               664.8                    177.7
359.8
296.6
March 2010
643.6               487.6                   156.0
457.4
232.1
Financial year ended
2,776.0               2,217                 .9 558.1
1,281.6
988.8
Mining and income taxation
June 2010
330.1               258.7                      71.4
156.2
115.7
March 2010
229.0               172.3                       56.7
219.8
92.1
Financial year ended
1,003.8               793.4                     210.4
593.0
388.3
- Normal taxation
June 2010
189.9               132.9                       57.0
64.3
4.4
March 2010
118.4               84.0                         34.4
43.3
-
Financial year ended
464.6               312.6                     152.0
310.2
4.4
- Royalties
June 2010
115.9               90.1                         25.8
20.9
35.6
March 2010
61.6               47.5                         14.1
13.7
29.0
Financial year ended
282.6              220.1                        62.5
78.2
120.9
- Deferred taxation
June 2010
24.3               35.7
(11.4)
71.0
75.7
March 2010
49.0               40.8                           8.2
162.8
63.1
Financial year ended
256.6               260.7                       (4.1)
204.6
263.0
Profit/(loss) before exceptional items
June 2010
512.4               406.1                     106.3
203.6
180.9
March 2010
414.6               315.3                      99.3
237.6
140.0
Financial year ended
1,772.2               1,424.5                  347.7
688.6
600.5
Exceptional items
June 2010
-               -                                 -
(0.1)
-
March 2010
-               -                                 -
-
-
Financial year ended
-               -                                 -
0.1
-
Net profit/(loss)
June 2010
512.4               406.1                    106.3
203.5
180.9
March 2010
414.6               315.3                     99.3
237.6
140.0
Financial year ended
1,772.2               1,424.5               347.7
688.7
600.5
June 2010
513.6               407.3                 106.3
194.6
184.1
March 2010
414.6               315.3                  99.3
250.5
144.5
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Financial year ended
1,775.8               1,428.0              347.8
825.7
604.0
Capital expenditure
June 2010
395.1               308.5                   86.6
108.0
407.8
231.9                   175.9
March 2010
352.7               288.8                   63.9
182.1
246.4
185.0                   61.4
Financial year ended
1,352.4               1,126.              3 226.1
648.8
1,198.8
780.4                   418.4

21 I GOLD FIELDS RESULTS Q4F2010
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

GOLD FIELDS RESULTS Q4F2010 I 22
Operating and financial results
UNITED STATES DOLLARS
South Africa Region
Total
Mine
Operations
Total
Driefontein
Kloof
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tons)
June 2010
14,863
3,931                    1,594               1,157                      717                          463
March 2010 14,263
3,580                    1,402              1,028                      726                           424
Financial year ended 56,702
15,115                     6,084              4,299                   3,051                        1,681
Yield (ounces per ton)
June 2010
0.067
0.124                     0.117                0.121                 0.128                       0.151
March 2010 0.062
0.110                     0.105               0.105                   0.114                      0.137
Financial year ended 0.068
0.128                     0.117               0.132                   0.128                      0.158
Gold produced (000 ounces)
June 2010
990.8
488.2                     185.9               140.5                    91.8                         70.0
March 2010
880.2
395.4                     147.1               107.5                     82.9                        57.9
Financial year ended 3,841.0
1,933.0                      709.8               566.5                    391.9                     264.8
Gold sold (000 ounces)
June 2010
984.6
488.2                     185.9               140.5                    91.8                         70.0
March 2010 880.6
395.4                     147.1               107.5                    82.9                         57.9
Financial year ended
3,837.3
1,933.0                      709.8               566.5                   391.9                      264.8
Gold price received (dollars per ounce)
June 2010
1,191
1,199                     1,199               1,197                    1,199                      1,202
March 2010 1,102
1,107                     1,107              1,105                    1,108                      1,106
Financial year ended 1,085
1,085                     1,086              1,082                    1,084                      1,090
Total cash cost (dollars per ounce)
June 2010
688
778                      727                  813                       784                         834
March 2010 703
889                      811                  987                       855                         956
Financial year ended 646
740                      692                 768                       740                          811
Notional cash expenditure (dollars per ounce)
June 2010
974
1,129                       969              1,136                     1,077                      1,611
March 2010
1,003
1,288                    1,074             1,358                    1,138                        1,914
Financial year ended 923
1,072                       924
1,054                     984
1,638
Operating costs (dollars per ton)
June 2010
46
98                        85                    102                     103                          129
March 2010 44
102                        88                    108                     101                          134
Financial year ended
45
98                        83                  105                         98
131
Financial Results ($ million)
Revenue
June 2010
1,169.2
583.9                    222.3               167.8                    109.9                         83.9
March 2010 971.2
438.8                    163.3               119.4                      92.0                        64.1
Financial year ended
4,164.3
2,097.5                     770.9                613.2                   424.6                       288.7
Operating costs, net
June 2010
673.1
386.1                    135.4                117.4                      73.8                       59.5
March 2010 627.6
364.4                    123.4                110.7                      73.4                       56.9
Financial year ended 2,505.6
1,478.1                     505.6               451.8                      299.9                    220.9
- Operating costs
June 2010
678.1
386.1                    135.4               117.4                        73.8                      59.5
March 2010 634.1
364.4                    123.4                110.7                       73.4                     56.9
Financial year ended 2,529.1
1,478.1                     505.6                451.8                     299.9                   220.9
- Gold inventory change
June 2010
(5.0)
-                         -                        -                            -                           -
March 2010
(6.5)
-                         -                        -                            -                           -
Financial year ended (23.5)
-                         -                        -                            -                           -
Operating profit
June 2010
496.1
197.8                      87.0                  50.4                       36.0                     24.4
March 2010 343.6
74.4                       39.9                    8.7                      18.6                       7.2
Financial year ended
1,658.7
619.4                     265.4                161.5                    124.8                     67.8
Amortisation of mining assets
June 2010
176.3
87.7                        25.2                  27.8                      18.2                     16.5
March 2010 147.4
71.6                        18.6                  22.4                      15.8                     14.9
Financial year ended 619.0
318.7                        82.0                105.6                       71.5                     59.7
Net operating profit
June 2010
320.0
110.1                        61.7                  22.6                        17.8                      7.9
March 2010 196.2
2.8                       21.3
(13.7)                        2.8                     (7.6)
Financial year ended
1,039.7
300.6
183.4                     55.9                        53.3                      8.1
Other (expenses)/income
June 2010
(29.1)
(18.6)                     (3.7)                   (6.1)                      (1.3)                    (7.4)
March 2010
(30.1)
(13.9)                      (1.9)                   (2.8)                      (1.6)                    (7.7)
Financial year ended (129.1)
(55.9)                     (12.2)                 (13.9)                      (5.7)                 (24.1)
Profit/(loss) before taxation
June 2010
290.8
91.6                         58.0                  16.5                        16.6                    0.5
March 2010 166.1
(11.1)                        19.4
(16.4)                         1.2
(15.4)
Financial year ended
910.6 244.7
171.2                  42.0                        47.6
(16.0)
Mining and income taxation
June 2010
115.1
36.6
22.1                       7.1                         6.7                     0.6
March 2010 72.8
0.6                        5.3                       0.5                         1.0
(6.2)
Financial year ended 352.1
91.8                        59.1                   19.1                       19.6                   (6.0)
- Normal taxation
June 2010
46.0
11.7
11.1                        0.4                         0.2                        -
March 2010 18.8
(2.7)                     (2.1)                     (0.6)
- -
Financial year ended 132.5
29.8
26.8                        2.7                        0.3                          -
- Royalties
June 2010
28.8
6.4                        4.6                        0.9                        0.5                      0.4
March 2010
15.8
1.7                        1.2                        0.2                        0.2                       0.1
Financial year ended 71.1
8.1                      5.8                          1.1                        0.7                       0.5
- Deferred taxation
June 2010
40.3
18.6                       6.5                         5.8                        6.1                        0.2
March 2010 38.1
1.6                        6.2                        1.0                        0.8
(6.3)
Financial year ended
148.5
54.0                      26.5                      15.4                      18.6                   (6.5)
Profit/(loss) before exceptional items
June 2010
175.6
55.0
35.9                        9.4                         9.8
(0.1)
March 2010 93.3
(11.7)                     14.2
(17.0)                          0.2                   (9.1)
Financial year ended 558.5 152.9
112.1                      22.8                        28.0
(10.1)
Exceptional items
June 2010
(1.2)
(1.2)                    (0.1)                     (0.3)                        (0.3)                (0.4)
March 2010 (0.1)
(0.1)                         -                            -
0.1 (0.2)
Financial year ended (1.3)
(1.3)                       0.1                     (0.1)                       (0.7)                  (0.6)
Net profit/(loss)
June 2010
174.4
53.8
35.8                       9.1                           9.5
(0.5)
March 2010
93.2
(11.8)                     14.2
(16.9)                           0.3                 (9.4)
Financial year ended 557.2 151.6
112.2                      22.8                          27.3
(10.7)
June 2010
170.6
54.5                      35.8                       9.1                           10.0               (0.4)
March 2010 96.7
(11.9)                     14.2
(17.0)                          0.2                   (9.3)
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Financial year ended
573.0 152.6
112.1                      22.8                         28.0
(10.3)
Capital expenditure
June 2010
285.2
164.2                      44.3                      42.0                         24.9                 53.0
March 2010 248.8
144.7                      34.6                      35.2                          20.9                 53.9
Financial year ended 1,016.9
594.7                    150.3                     145.7                         85.8               212.8
Average exchange rates were US$1 = R7.51 and US$1 = R7.50 for the June and March 2010 quarters respectively.
The Australian dollar exchange rates were A$1 = R6.66 and A$1 = R6.76 for the June 2010 and March 2010 quarters respectively.

23 I GOLD FIELDS RESULTS Q4F2010
Operating and financial results
UNITED STATES DOLLARS
West Africa Region
South
America
Region
Australasia Region
AUSTRALIAN
DOLLARS
Ghana
Peru
Australia
#
Australasia Region
#
Total
Tarkwa     Damang
Cerro
Corona
Total
St Ives      Agnew                 Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
June 2010
7,517         6,192
1,325
1,485
1,930
1,746            184
1,930
1,746
184
March 2010
7,296         5,942
1,354 1,554 1,833
1,619            214
1,833 1,619 214
Financial year ended
27,744        22,716
5,028 6,141 7,702
6,819            883
7,702 6,819 883
Yield (ounces per ton)
June 2010
0.034         0.032
0.043
0.065
0.077
0.067         0.172
0.077
0.067
0.172
March 2010
0.031        0.029
0.040 0.071 0.081
0.066        0.190
0.081 0.066 0.190
Financial year ended
0.033        0.032
0.041 0.064 0.076
0.062        0.187
0.076 0.062 0.187
Gold produced (000 ounces)
June 2010
257.0        200.2
56.8
96.5
149.2
117.5          31.7
149.2
117.5
31.7
March 2010
226.5        172.6
53.8 110.2 148.1
107.3          40.7
148.1 107.3 40.7
Financial year ended
928.1        720.7
207.4 393.6 586.3
421.1        165.2
586.3 421.1 165.2
Gold sold (000 ounces)
June 2010
257.0        200.2
56.8
90.2
149.2
117.5           31.7
149.2
117.5
31.7
March 2010
226.5        172.6
53.8 110.7 148.1
107.3           40.7
148.1 107.3 40.7
Financial year ended
928.1         720.7
207.4 389.9 586.3
421.1         165.2
586.3 421.1 165.2
Gold price received
June 2010
1,197         1,196
1,198
1,103
1,205
1,209         1,191
1,359
1,363
1,343
(dollars per ounce) March 2010
1,114         1,111
1,122 1,064 1,098
1,098         1,100
1,219 1,218 1,221
Financial year ended
1,096         1,096
1,094 1,055 1,089
1,094         1,076
1,236 1,241 1,221
Total cash cost
June 2010
623            599
704
369
703
692           743
792
780
838
(dollars per ounce) March 2010
589           565
667 303 681
732           547
755 811 606
Financial year ended
564           536
660 348 662
710           539
751 806 611
Notional cash expenditure
June 2010
795           771
881
502
1,080
981        1,447
1,217
1,106
1,632
(dollars per ounce) March 2010
783           783
783 532 931
994          766
1,033 1,103 850
Financial year ended
750           743
774 561 949
978          875
1,077 1,110 992
Operating costs
June 2010
20             18
29
23
55
48          122
62
54
138
(dollars per ton) March 2010
18             16
25 22 57
51          108
64 56 120
Financial year ended
19             17
26 22 52
45          101
59 51 115
Financial Results ($ million)
Revenue
June 2010
306.6         238.7
67.9
99.4
179.3
141.6           37.7
202.1
159.7
42.5
March 2010
252.4        191.9
60.4 117.4 162.7
117.7           45.0
180.8 131.0 49.8
Financial year ended
1,017.0         790.1
226.9 411.4 638.4
460.6         177.8
724.4 522.7 201.8
Operating costs, net
June 2010
151.3         113.3
38.0
32.2
103.4
79.2           24.1
116.5
89.3
27.3
March 2010
131.3          96.3
35.0 33.9 98.1
75.5           22.6
108.9 83.8 25.1
Financial year ended
508.3         375.6
132.8 133.8 385.4
295.5           89.9
437.3 335.3 102.0
- Operating costs
June 2010
151.4         113.0
38.4
34.1
106.5
84.1           22.4
120.1
94.8
25.3
March 2010
130.3           96.6
33.7 34.3
105.1
82.0           23.1
116.8 91.2 25.6
Financial year ended
517.7         387.0
130.7 135.1 398.2
308.9          89.3
451.8 350.5 101.4
- Gold inventory change
June 2010
(0.1)             0.3
(0.4)
(1.9)
(3.1)
(4.9)            1.8
(3.5)
(5.5)
2.0
March 2010
1.0           (0.3)
1.3 (0.4) (7.0)
(6.5)         (0.4)
(8.0) (7.4) (0.5)
Financial year ended
(9.3)        (11.4)
2.1 (1.3) (12.8)
(13.4)           0.5
(14.6) (15.2) 0.6
Operating profit
June 2010
155.3         125.4
29.9
67.2
75.9
62.4          13.6
85.6
70.4
15.2
March 2010
121.0           95.6
25.4 83.5 64.6
42.3          22.3
71.9 47.2 24.7
Financial year ended
508.6         414.5
94.1 277.7
253.1
165.1          88.0
287.2 187.4 99.8
Amortisation of mining
June 2010
38.8           33.5
5.4
14.5
35.3
39.8
assets March 2010
31.2           27.2
4.0 13.8 30.8 34.3
Financial year ended
128.2         111.0
17.2 55.3 116.8 132.5
Net operating profit
June 2010
116.5           91.9
24.6
52.7
40.6
45.8
March 2010
89.9           68.4
21.5 69.7 33.7 37.6
Financial year ended
380.4         303.5
76.9 222.4 136.3 154.6
Other (expenses)/income
June 2010
(4.6)          (3.7)
(0.9)
(4.9)
(1.1)
(1.4)
March 2010
(4.0)          (3.2)
(0.8) (9.3) (2.9) (3.2)
Financial year ended
(14.2)        (10.9)
(3.3) 53.3) (5.6) (6.6)
Profit/(loss) before
June 2010
111.9           88.2
23.7
47.8
39.6
44.4
taxation
March 2010
85.9          65.2
20.7 60.4 30.8 34.4
Financial year ended
366.2         292.6
73.6 169.1 130.6 148.0
Mining and income taxation
June 2010
43.9            34.3
9.6
20.7
13.9
17.3
March 2010
30.5            23.1
7.4 29.1 12.6 13.6
Financial year ended
132.4           104.7
27.8 78.2 49.7 58.1
- Normal taxation
June 2010
25.2             17.6
7.6
8.6
0.6
0.7
March 2010
15.7            11.2
4.5 5.8 - -
Financial year ended
61.3             41.2
20.1 40.9 0.6 0.7
- Royalties
June 2010
15.4              12.0
3.5
2.7
4.2
5.3
March 2010
8.2               6.3
1.8 1.9 4.1 4.3
Financial year ended
37.3             29.0
8.2 10.3 15.5 18.1
- Deferred taxation
June 2010
3.3                4.7
(1.5)
9.4
9.1
11.3
March 2010
6.6               5.6
1.0 21.4 8.6 9.3
Financial year ended
33.9             34.4
(0.5) 27.0 33.6 39.4
Profit/(loss) before
June 2010
68.0             54.0
14.1
27.1
25.7
27.0
exceptional items
March 2010
55.4             42.1
13.3 31.4 18.2 20.8
Financial year ended
233.8            187.9
45.9 90.8 81.0 89.9
Exceptional items
June 2010
-                  -
-
-
-
-
March 2010
-                  -
- - - -
Financial year ended
-                  -
- - - -
Net profit/(loss)
June 2010
68.0              54.0
14.1
27.1
25.7
27.0
March 2010
55.4              42.1
13.3 31.3 18.2 20.8
Financial year ended
233.8            187.9
45.9 90.8 81.0 89.9
June 2010
68.2               54.1
14.1
25.9
22.0
28.3
March 2010
55.3               42.1
13.2 33.3 20.0 22.3
Net profit/(loss) excluding
gains and losses on foreign
exchange, financial instru-
ments and exceptional items
Financial year ended
234.3             188.4
45.9 108.9 77.2 93.1
Capital expenditure
June 2010
52.5               41.0
11.5
14.4
54.1
30.8             23.3
61.1
34.7
26.3
March 2010
46.9               38.4
8.5 24.3 32.9
24.7              8.2
36.3 27.3 9.0
Financial year ended
178.4             148.6
29.8 85.6 158.2
103.0            55.2
179.5 116.8 62.6
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

GOLD FIELDS RESULTS Q4F2010 I 24
Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
Mine
Operations
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
(1)
June
2010            5,102.5         2,904.5          1,018.8
882.9
555.2
447.6
1,140.1
850.9
289.2
256.1
801.8
633.2
168.6
March 2010               4,758.3         2,732.8             925.0
830.5
550.2
427.1
978.6
725.5
253.1
257.5
789.4
616.1
173.3
Financial year ended            19,170.3
11,203.9           3,832.1
3,424.3
2,272.9
1,674.6
3,923.9
2,933.4
990.5           1,024.2
3,0183
2,341.2
677.1
Gold-in-process and
June 2010
(19.6)
-                  -
-
-
-
6.5
9.8
(3.3)
(9.2)
(16.9)
(26.9)
10.0
inventory change*
March 2010
(19.8)
-                  -
-
-
-
15.2
5.5
9.7
(2.4)
(32.6)
(30.0)
(2.6)
Financial year ended
(103.7)
-                  -
-
-
-
(20.1)
(35.9)
15.8               (5.6)
(78.0)
(79.2)
1.2
Less:
June 2010
30.4               22.2                 8.9
6.9
4.0
2.4
2.3
1.8
0.5
3.0
2.9
2.3
0.6
Rehabilitation costs             March 2010
31.0              22.3                 8.9
6.9
4.1
2.4
2.9
2.6
0.3
3.0
2.8
2.3
0.5
Financial year ended
121.6
89.3              35.7
27.7
16.3
9.6
8.8
7.6
1.2
12.1
11.4
9.2
2.2
Production taxes
June 2010
(4.5)              (4.5)                0.9
(7.8)
1.0
1.4
-
-
-
-
-
-
-
March
2010
7.5
7.5               1.6
3.4
1.2
1.3
-
-
-
-
-
-
-
Financial year ended
17.3               17.3               5.1
2.4
4.6
5.2
-
-
-
-
-
-
-
General and admin
June 2010
183.2               79.5               28.8
25.6
14.9
10.2
58.8
47.8
11.0
14.5
30.4
21.5
8.9
March
2010
178.6                86.1               30.3
29.2
16.3
10.3
51.7
44.2
7.5
14.3
26.5
16.3
10.2
Financial year ended
706.4             329. 9             118.7
106.4
63.8
41.0
211.5
181.8
29.7               57.1
107.9
73.6
34.3
Cash operating costs         June 2010             4,873.8           2,807.3             980.2
858.2
535.3
433.6
1,085.5
811.1
274.4
229.4
751.6
582.5
169.1
March
2010
4,521.4           2,616.9             884.2
791.0
528.6
413.1
939.2
684.2
255.0
237.8
727.5
567.5
160.0
Financial year ended            18,221.3
10,767.4           3,672.6
3,287.8
2,188.2
1,618.8
3,683.5
2,708.1
975.4             949.4
2,821.0
2,179.2
641.8
Plus:
June 2010
(4.5)             (4.5)                  0.9
(7.8)
1.0
1.4
-
-
-
-
-
-
-
Production taxes
March 2010
7.5
7.5                 1.6
3.4
1.2
1.3
-
-
-
-
-
-
-
Financial year ended
17.3                17.3                 5.1
2.4
4.6
5.2
-
-
-
-
-
-
-
Royalties
June 2010
220.7                 48.3               34.3
6.8
4.1
3.1
115.9
90.1
25.8
20.9
35.6
27.8
7.8
March
2010
117.3                12.9                 9.3
1.4
1.3
0.9
61.6
47.5
14.1
13.7
29.1
21.9
7.2
Financial year ended
542.9                61.2               43.6
8.2
5.4
4.0
282.6
220.1
62.5              78.2
120.9
87.7
33.2
TOTAL CASH COST
(2)
June 2010            5,090.0           2,851.1          1,015.4
857.2
540.4
438.1
1,201.4
901.2
300.2
250.3
787.2
610.3
176.9
March
2010
4,646.2             2,637.3            895.1
795.8
531.1
415.3
1,000.8
731.7
269.1
251.5
756.6
589.4
167.2
Financial year ended             18,781.5
10,845.9          3,721.3
3,298.4
2,198.2
1,628.0
3,966.1
2,928.2
1,037.9           1,027.6
2,941.9
2,266.9
675.0
Plus:
June 2010             1,310.2            660.8             190.0
209.5
136.8
124.5
285.6
245.0
40.6
104.3
259.5
Amortisation*
March 2010             1,076.3            536.2             139.1
167.0
118.3
111.8
227.3
197.3
30.0
101.8
211.0
Financial year ended               4,617.8         2,416.1             621.7
800.3
541.6
452.5
921.1
791.0
130.1
414.5
866.1
Rehabilitation
June 2010
30.4 2              2.2                  8.9
6.9
4.0
2.4
2.3
1.8
0.5
3.0
2.9
March
2010
31.0 2             2.3                   8.9
6.9
4.1
2.4
2.9
2.6
0.3
3.0
2.8
Financial year ended
121.6 8              9.3                 35.7
27.7
16.3
9.6
8.8
7.6
1.2
12.1
11.4
TOTAL PRODUCTION June 2010                 6,430.6             3,534.       1 1,214.3
1,073.6
681.2
565.0
1,489.3
1,148.0
341.3
357.6           1,049.6
COST
(3)
March 2010         5,753.5            3,195.8           1,043.1
969.7
653.5
529.5
1,231.0
931.6
299.4
356.3
970.4
Financial year ended          23,520.9
13,351.3            4,378.7
4,126.4
2,756.1
2,090.1
4,896.0
3,726.8
1,169.2            1,454.2           3,819.4
Gold sold
June 2010
984.6              488.2              185.9
140.5
91.8
70.0
257.0
200.2
56.8
90.2
149.2
117.5
31.7
– thousand ounces
March 2010
880.6              395.4              147.1
107.5
82.9
57.9
226.5
172.6
53.8
110.7
148.1
107.3
40.7
Financial year ended             3,837.3           1,933.0              709.8
566.5
391.9
264.8
928.1
720.7
207.4             389.9
586.3
421.1
165.2
TOTAL CASH COST
June 2010
688
778                  727
813
784
834
623
599
704
369
703
692
743
– US$/oz
March 2010
703
889                 811
987
855
956
589
565
667
303
681
732
547
Financial year ended
646
740                 692
768
740
811
564
536
660
348
662
710
539
TOTAL CASH COST
June 2010          166,215
187,770            175,584   196,201     189,216      201,333      150,307     144,748       169,892            89,202
169,655        167,022       179,412
– R/kg
March 2010         169,538
214,467            195,650    237,978     206,092     230,594      141,877    136,156        160,179           73,068
164,050         176,361       131,654
Financial year ended           157,360
180,392 1           68,568    187,154     180,358    197,669       137,397    130,636      160,890              84,737
161,315         173,085      131,323
TOTAL PRODUCTION       June 2010
870
964            870
1,018
988
1,075
772
764
800
528
937
COST – US$/oz
March 2010
871            1,078             946
1,203
1,052
1,219
725
720
742
429
874
Financial year ended
809
911             814
961
928
1,041
696
682
744
492
859
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R7.51 and US$1 = R7.50 for the June 2010 and the March 2010 quarters respectively. F2010 US$1 = R7.58.

25 I GOLD FIELDS RESULTS Q4F2010

Capital expenditure
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
Mine
Operations
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St
Ives
Agnew
Sustaining capital
June 2010
1,609.7
799.3            296.2
315.6
187.5
-               369.3
308.5
60.8
108.0
333.1
184.2
148.9
March 2010 1,322.4
649.6           227.9
264.6 157.1 - 327.4 288.8 38.6 182.1 163.3 125.5 37.8
Financial year ended          5,553.9
2,757.2          1,002.2      1,104.4
650.6 - 1,275.1 1,126.3 148.8 648.8 872.8 582.3 290.5
Project capital
June 2010
398.7
398.7                    -
-
-
398.7
-
-
-
-
-
-
-
March 2010 404.1
404.1                    -
- - 404.1 - - - - - - -
Financial year ended 1,613.3
1,613.3                    -
-
-      1,613.3
- - - - - - -
Uranium capital
June 2010
37.7
37.7               37.7
-
-
-
-
-
-
-
-
-
-
March 2010 31.6
31.6              31.6
- - - - - - - - - -
Financial year ended 137.4
137.4            137.4
- - - - - - - - - -
Brownfields exploration
June 2010
100.5
-
-
-
-
-
25.8
-
25.8
-
74.7
47.7
27.0
March 2010 108.4
- - - - - 25.3 - 25.3 - 83.1 59.5 23.6
Financial year ended 403.3
- - - - - 77.3 - 77.3 - 326.0 198.1 127.9
Total capital expenditure
June 2010
2,146.6
1,235.7              333.9
315.6
187.5
398.7
395.1
308.5
86.6
108.0
407.8
231.9
175.9
March 2010 1,866.5
1,085.3              259.5
264.6 157.1 404.1 352.7 288.8 63.9 182.1 246.4 185.0 61.4
Financial year ended          7,707.9
4,507.9           1,139.6      1,104.4
650.6       1,613.3
1,352.4 1,126.3 226.1 648.8 1,198.8 780.4 418.4
Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
Mine
Operation
s
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St
Ives
Agnew
Operating costs
June 2010
5,102.5
2,904.5      1,018.8
882.9
555.2
447.6
1,140.1
850.9
289.2
256.1           801.8
633.2
168.6
March 2010 4,758.3
2,732.8 925.0 830.5 550.2 427.1 978.6 725.5 253.1
257.5           789.4
616.1 173.3
Financial year ended        19,170.3
11,203.9      3,832.1
3,424.3       2,272.9
1,674.6 3,923.9 2,933.4 990.5
1,024.2         3,018.3
2,341.2 677.1
Capital expenditure
June 2010
2,146.6
1,235.7
333.9
315.6
187.5
398.7
395.1
308.5
86.6
108.0            407.8
231.9
175.9
March 2010          1,866.5
1,085.3 259.5 264.6 157.1 404.1 352.7 288.8 63.9
182.1            246.4
185.0 61.4
Financial year ended          7,707.9
4,507.9      1,139.6
1,104.4 650.6 1,613.3 1,352.4 1,126.3 226.1
648.8         1,198.8
780.4 418.4
Notional cash
expenditure
June 2010        235,223
272,669      233,910
274,319      260,049      388,925
192,068
186,219       212,677
121,326
260,690
236,754    349,391
– R/kg
March 2010       241,860
310,490      258,907
327,482           274,466 461,521
188,730
188,742      188,690
128,238
224,588
239,707     184,803
Financial year ended         224,979
261,323     225,208
256,962      239,867     399,211
182,786
181,115       188,591
136,650
231,239
238,345     213,132
Notional cash
expenditure
June 2010
974
1,129
969
1,136
1,077
1,611
795
771
881
502             1,080
981
1,447
– US$/oz March 2010 1,003
1,288 1,074 1,358 1,138 1,914 783 783 783
532 931 994 766
Financial year ended 923
1,072 924 1,054 984 1,638 750 743 774
561 949 978 875
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

GOLD FIELDS RESULTS Q4F2010 I 26
Underground and surface
South African rand and metric units
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Operating Results
Total
Mine
Operations
Total
Driefontein
Kloof
Beatrix
South
Deep
#
Total
Tarkwa Damang
Cerro
Corona
Total
St
Ives
Agnew
Ore milled / treated (000 ton)
- underground
June 2010
3,144                 2,580                841
599
697
443
-
-
-
-
564
405
159
March 2010
2,469                 2,027                651
454 610 312 - - -
-
442 290 152
Financial year ended
11,714                 9,644             2,920
2,378 2,861 1,485 - - -
-
2,070 1,424 646
- surface
June 2010
11,719                 1,351                 753
558
20
20
7,517
6,192
1,325
1,485
1,366
1,341
25
March 2010
11,794                 1,553                751
574 116 112
7,296 5,942 1,354
1,554
1,391 1,329 62
Financial year ended
44,988                 5,471             3,164
1,921 190 196 27,744 22,716 5,028
6,141
5,632 5,395 237
- total
June 2010
14,863                 3,931             1,594
1,157
717
463
7,517
6,192
1,325
1,485
1,930
1,746
184
March 2010
14,263                 3,580             1,402
1,028 726 424 7,296 5,942 1,354 1,554 1,833 1,619 214
Financial year ended 56,702
15,115             6,084
4,299 3,051 1,681 27,744 22,716 5,028
6,141
7,702 6,819 883
Yield (grams per ton)
- underground
June 2010
5.4                   5.4                   6.1
6.5
4.1
6.3
-
-
-
-
5.1
4.8
6.0
March 2010
5.6                   5.6                   6.2
6.6 4.0 6.2 - - -
-
6.0 4.9 8.0
Financial year ended
5.7                   5.8                   6.7
6.8 4.2 6.3 - - -
-
5.4 4.4 7.6
- surface
June 2010
1.2                    0.9                  0.9
0.9
0.9
0.5
1.1
1.0
1.3
2.0
1.3
1.3
1.5
March 2010
1.1                    0.7                  0.7
0.6 1.0 0.6 1.0 0.9 1.2
2.2
1.4 1.4 0.9
Financial year ended
1.2                    0.8                  0.8
0.7 1.0 0.6 1.0 1.0 1.3
2.0
1.3 1.3 1.0
- combined
June 2010
2.1                     3.9                  3.6
3.8
4.0
4.7
1.1
1.0
1.3
2.0
2.4
2.1
5.4
March 2010
1.9                     3.4                  3.3
3.3 3.5 4.2 1.0 0.9 1.2
2.2
2.5 2.1 5.9
Financial year ended
2.1                    4.0                   3.6
4.1 4.0 4.9 1.0 1.0 1.3
2.0
2.4 1.9 5.8
Gold produced (kilograms)
- underground
June 2010
16,929
14,034              5,142
3,887
2,838
2,167
-
-
-
-
2,895
1,946
949
March 2010 13,892
11,255              4,065
2,991 2,462 1,737 - - -
- 2,637 1,425 1,212
Financial year ended 67,017
55,880            19,532   16,225
11,996 8,127 - - -
-
11,137 6,223 4,914
- surface
June 2010
13,889                   1,150                641
482
18
9
7,993
6,226
1,767
3,001
1,745
1,708
37
March 2010
13,499                   1,042                510
353 115 64 7,054 5,374 1,680
3,428
1,975 1,917 58
Financial year ended
52,453                   4,244             2,544
1,399 192 109 28,866 22,415 6,451
12,243
7,100 6,874 226
- total
June 2010
30,818
15,184              5,783
4,369
2,856
2,176
7,993
6,226
1,767
3,001
4,640
3,654
986
March 2010 27,391
12,297              4,575
3,344 2,577 1,801 7,054 5,374 1,680
3,428
4,612 3,342 1,270
Financial year ended         119,470
60,124             22,076   17,624
12,188 8,236 28,866 22,415 6,451
12,243
18,237 13,097 5,140
Operating costs (Rand per ton)
- underground
June 2010
1,046                  1,083              1,129
1,408
796
1,008
-
-
-
-
874
814
1,030
March 2010
1,243                  1,300             1,324
1,770 900 1,345 - - -
-
985 936 1,078
Financial year ended
1,075                  1,123             1,222
1,398 794 1,119 - - - - 852 783 1,006
- surface
June 2010
155
82                  92
70
10
60
152
137
218
172
226
226
196
March 2010
143
63                  84
47 8 66 134 122 187 166 255 259 152
Financial year ended 146
69                  84
52 9 62 141 129 197
167
223 227 116
- total
June 2010
343                      739               639
763
774
967
152
137
218
172
415
363
916
March 2010
334                     763               660
808 758 1,007 134 122 187
166
431 381 810
Financial year ended
338                     741               630
797 745 996 141 129 197
167
392 343 767
# June quarter includes 98,000 tons (March quarter 34,000 tons and for the year 196,000 tons) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

27 I GOLD FIELDS RESULTS Q4F2010
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
June 2010 quarter
March 2010 quarter F2010
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main            VCR
Carbon
Leader
Main             VCR
Advanced                       (m)
4,418
648
1,349
3,468             582
1,311
15,411           2,568            5,713
Advanced on reef (m)
608
172
173
580               55              140
2,686              284              522
Sampled                         (m)
558
114
108
672               72              111
2,505              297              375
Channel width (cm)
100
42
79
80                59               44               81                53               70
Average value - (g/t)
18.9
8.8
17.4
27.5               5.2              40.5           22.2               6.7            20.3
- (cm.g/t)
1,884
372
1,369
2,210               305            1,792          1,789              355          1,422
Kloof
June 2010 quarter
March 2010 quarter F2010
Reef
Kloof
Main
VCR
Kloof              Main          VCR           Kloof            Main           VCR
Advanced                       (m)
241
1,022
4,600
226                 907
3,537             872
4,731 17,522
Advanced on reef (m)
13
231
848
12                 174            629              98              904
2,965
Sampled                          (m)
22
243
711
11                  156           568            111              768
2,471
Channel width (cm)
145
69
99
119                  101           134            182                95            122
Average value - (g/t)
7.7
13.9
29.2
17.7                   7.6           20.2          14.2               8.6           23.6
- (cm.g/t)
1,118
953
2,904
2,116                  770          2,709         2,582             813          2,880
Beatrix
June 2010 quarter
March 2010 quarter F2010
Reef
Beatrix
Kalkoenkrans
Beatrix              Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced                       (m)
5,839
2,151
5,146                          1,743             21,863                    7,909
Advanced on reef (m)
1,153
384
886                             291
3,938 1,573
Sampled                         (m)
1,062
366
774                              267
3,354 1,533
Channel width (cm)
98
96
110                              115                113                         96
Average value - (g/t)
7.7
17.2
12.8                              27.5                9.0                      26.3
- (cm.g/t)
748
1,643
1,417                            3,174              1,019                   2,526
South Deep
June 2010 quarter
March 2010 quarter F2010
Reef
Elsburgs
1,2
Elsburgs
1,2
Elsburgs
1,2
Main Advanced (m)
2,449
2,321                          10,091
- Main above 95 level (m)
1,369
1,440                            5,558
- Main below 95 level (m)
1,080
881                            4,532
Advanced on reef (m)
1,280
1,227                            5,036
Average value (g/t)
4.4
5.1                                4.8
1) Trackless development in the Elsburg reefs is evaluated by means of the resource model.
2) Full channel width not fully exposed in development, hence not reported.

Administration and corporate information
Corporate Secretary
Cain Farrel
Tel: (+27)(11) 562 9742
Fax: (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za

Registered Offices
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 562 9700
Fax: (+27)(11) 562 9829

Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel: (+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989

American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516

US toll-free telephone: (1)(888) 269 2377
Tel: (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor Enquiries
Willie Jacobsz
Tel: (+508) 839 1188
Mobile: (+857) 241 7127
e-mail: willie.jacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel: (+2711) 562 9706
Mobile: (+27) 83 309 6720
e-mail: nikki.catrakilis-wagner@goldfields.co.za

Media Enquiries
Sven Lunsche
Tel: (+2711) 562 9763
Mobile: (+27) 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370 5000
Fax: (+27)(11) 370 5271
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute
plus network extras, lines are open
8.30am-5.30pm Mon-Fri] or
[from overseas] +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Website
http://www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A
of the US Securities Act of 1933 and Section 21E of the
US Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking
statements. Such risks, uncertainties and other
important factors include among others: economic,
business and political conditions in South Africa, Ghana,
Australia, Peru and elsewhere; the ability to achieve
anticipated efficiencies and other cost savings in
connection with past and future acquisitions, exploration
and development activities; decreases in the market
price of gold and/or copper; hazards associated with
underground and surface gold mining; labour
disruptions; availability, terms and deployment of capital
or credit; changes in government regulations,
particularly environmental regulations; and new
legislation affecting mining and mineral rights; changes
in exchange rates; currency devaluations; inflation and
other macro-economic factors, industrial action,
temporary stoppages of mines for safety and unplanned
maintenance reasons; and the impact of the AIDS crisis
in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update
publicly or release any revisions to these forward
looking statements to reflect events or circumstances
after the date of this document or to reflect the
occurrence of unanticipated events.
Directors
A J Wright (Chair) °
M A Ramphele (Deputy Chair) °¹
N J Holland *
●
(Chief Executive Officer)
PA Schmidt
●
(Chief Financial Officer)
K Ansah
#
°
CA Carolus°
R Dañino **°
A R Hill
≠
°
R P Menell °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
C I von Christierson °
G M Wilson °
* British
#
Ghanaian
≠
Canadian
** Peruvian ° Independent Director
●
Non-independent Director
¹ Joined the Board on 1 July 2010

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2010

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
              Relations and Corporate Affairs